PROSPECTUS SUPPLEMENT                        As filed pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED MARCH 26, 1998)         under the Securities Act of 1933
                                             Registration No. 33-59395

                                  $900,000,000

                             OCCIDENTAL PETROLEUM CORPORATION

(LOGO)

               $250,000,000 6.50% SENIOR NOTES DUE APRIL 1, 2005
             $200,000,000 7.20% SENIOR DEBENTURES DUE APRIL 1, 2028
               $450,000,000 6.40% SENIOR NOTES DUE APRIL 1, 2013,
                     MANDATORILY TENDERED ON APRIL 1, 2003

The $250,000,000 aggregate principal amount of 6.50% Senior Notes due April 1, 2005 (the "Seven-Year Notes"), the $200,000,000 aggregate principal amount of 7.20% Senior Debentures due April 1, 2028 (the "Thirty-Year Debentures" and, together with the Seven-Year Notes, the "Senior Notes"), and the $450,000,000 aggregate principal amount of 6.40% Senior Notes due April 1, 2013, Mandatorily Tendered on April 1, 2003 (the "Mandatorily Tendered Notes" and, together with the Senior Notes, the "Notes") are being offered by Occidental Petroleum Corporation ("Occidental"). Interest on the Notes is payable semiannually in arrears on April 1 and October 1 of each year, beginning October 1, 1998. The Senior Notes are not entitled to any mandatory redemption or sinking fund payments. See "Description of the Notes; Senior Notes" herein. However, the Senior Notes are redeemable at the option of the Company as set forth below.
                                               (continued on inside front cover)
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                             PRICE TO                UNDERWRITING              PROCEEDS TO
                                            PUBLIC(1)                DISCOUNT(2)           OCCIDENTAL(1)(3)(4)
Per Seven-Year Note                          99.430%                    .625%                    98.805%
Per Thirty-Year Debenture                    99.779%                    .875%                    98.904%
Per Mandatorily Tendered Note                99.893%                    .600%                    102.063%
Total                                      $897,651,500               $6,012,500               $904,104,000

(1) Plus accrued interest from April 1, 1998.
(2) Occidental has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by Occidental estimated at $600,000.
(4) Includes consideration for the Mandatorily Tendered Notes, which includes consideration for the Remarketing Right.

The Notes are offered when, as and if accepted by the Underwriters named herein, subject to prior sale or withdrawal, cancellation or modification of the offer without notice, and subject to the approval of certain legal matters by counsel. It is expected that delivery of the Notes will be made in book-entry form through the book-entry facilities of the DTC on or about April 6, 1998 in New York, New York.

             The Managers for the Offering of the Senior Notes are:
                              Joint Lead Managers
J.P. MORGAN & CO.                                            MERRILL LYNCH & CO.
                            ------------------------

BANCAMERICA ROBERTSON STEPHENS
                                     CHASE SECURITIES INC.
                                               MORGAN STANLEY DEAN WITTER

      The Managers for the Offering of the Mandatorily Tendered Notes are:
                              Joint Lead Managers
MERRILL LYNCH & CO.                                            J.P. MORGAN & CO.
                            ------------------------

BANCAMERICA ROBERTSON STEPHENS
                                     CHASE SECURITIES INC.
                                               MORGAN STANLEY DEAN WITTER
April 2, 1998

(continued from front cover)

The Mandatorily Tendered Notes will be subject to mandatory tender by the existing holders on April 1, 2003 (the "Remarketing Date") through either (i) the election by the Remarketing Dealer (as defined below) to remarket the Mandatorily Tendered Notes or (ii) in the event the Remarketing Dealer elects not to remarket the Mandatorily Tendered Notes or for any reason fails to remarket the Mandatorily Tendered Notes, the repurchase by Occidental of the Mandatorily Tendered Notes. The "Remarketing Dealer" will be Merrill Lynch, Pierce, Fenner & Smith Incorporated. If the Remarketing Dealer, or any successor thereto or assignee thereof, elects to remarket the Mandatorily Tendered Notes, the Remarketing Dealer will purchase the Mandatorily Tendered Notes from the holders thereof on the Remarketing Date at 100% of the principal amount thereof (accrued interest, if any, to the Remarketing Date being payable by Occidental on such date to the holders of the Mandatorily Tendered Notes), and the interest rate on the Mandatorily Tendered Notes will be reset by the Remarketing Dealer effective on the Remarketing Date pursuant to the procedures set forth below under "Description of the Notes; Tender of Mandatorily Tendered Notes; Remarketing." In the event that the Remarketing Dealer elects not to remarket the Mandatorily Tendered Notes or for any reason fails to purchase the Mandatorily Tendered Notes on the Remarketing Date, Occidental will be required to repurchase the Mandatorily Tendered Notes from the holders thereof on the Remarketing Date at 100% of the principal amount thereof plus accrued interest, if any. See "Description of Notes; Mandatorily Tendered Notes" herein.

The Notes of each series are redeemable, in whole or in part, at the option of Occidental at any time with respect to the Senior Notes and after the Remarketing Date with respect to the Mandatorily Tendered Notes at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed and (ii) an amount (determined by the Quotation Agent (as defined herein)) equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of such series to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) plus 15 basis points in the case of the Seven-Year Notes and the Mandatorily Tendered Notes and 20 basis points in the case of the Thirty-Year Debentures, plus, in each case, accrued interest thereon to the date of redemption. See "Description of the Notes; Optional Redemption."

Ownership of the Notes will be maintained in book-entry form by or through The Depository Trust Company ("DTC"). Interests in the Notes will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. See "Description of Notes; Book-Entry System" herein.

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

This Prospectus Supplement and the information incorporated by reference herein contain various "forward-looking statements," within the meaning of Federal and state securities laws, including those identified by the words "believes," "anticipates," "expects" and similar expressions. These forward-looking statements reflect management's expectations and are based upon data available at the time the statements were made; however, actual results are subject to future events and uncertainties, which would materially impact actual performance. Factors that can cause actual results to differ include, but are not limited to, global commodity pricing fluctuations; competitive pricing pressures; higher than expected costs including feedstocks; the supply/demand considerations for Occidental's products; any general economic recession domestically or internationally; and not successfully completing any expansion, capital expenditure, acquisition or divestiture.

                        OCCIDENTAL PETROLEUM CORPORATION

Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), explores for, develops, produces and markets crude oil and natural gas; and manufactures and markets a variety of chlorovinyls (including basic chemicals and polymers and plastics), specialty chemicals and petrochemicals. Occidental conducts its principal operations through two subsidiaries: Occidental Oil and Gas Corporation and Occidental Chemical Corporation.

Occidental was organized in April 1986 and, as the result of a reorganization effective May 21, 1986, became the successor to a California corporation of the same name organized in 1920. As used herein, the term "Occidental" refers to Occidental alone or together with one or more of its subsidiaries.

                              RECENT DEVELOPMENTS

Completion of MidCon Sale. Occidental completed the sale of all of the issued and outstanding shares of common stock of MidCon Corp. ("MidCon"), its natural gas transmission and marketing business, to K N Energy, Inc. ("K N Energy"), on January 31, 1998.

Occidental sold the shares to K N Energy in return for a cash payment of $2.1 billion. After payment of the redemption price for the Cumulative MidCon-Indexed Convertible Preferred Stock, par value $1.00 per share, ("CMIC Preferred Stock"), taxes and certain other expenses of the sale, the estimated net cash proceeds from the transaction were approximately $1.7 billion. Additionally, in connection with the sale, K N Energy issued a fixed-rate interest bearing note secured by letters of credit, payable January 4, 1999, to Occidental in the initial principal amount of $1.4 billion, in exchange for a note previously issued to Occidental by the MidCon Corp. ESOP Trust (the "Trust"). K N Energy also assumed responsibility for certain Texas intrastate pipeline lease obligations of MidCon to an Occidental subsidiary with a 29-year term and average lease rentals of approximately $30 million per year.

Concurrently with the closing of the sale, Occidental effected the redemption of all 1,400,000 issued and outstanding shares of Occidental's CMIC Preferred Stock, which were issued to and held by the Trust.

As a result of these transactions, in the fourth quarter of 1997 Occidental classified MidCon and its subsidiaries as a discontinued operation and recorded an estimated after-tax charge against earnings of approximately $750 million.

Completion of Elk Hills Naval Petroleum Reserve Acquisition. In February 1998, Occidental acquired the government's approximate 78 percent interest (the "Interest") in the Elk Hills Naval Petroleum Reserve field in California ("Elk Hills") for approximately $3.5 billion. Elk Hills is one of the 11 largest fields in the lower 48 states and the acquisition of the Interest significantly increases the quantity and quality of Occidental's domestic reserves. Occidental expects to book initial proved reserves of approximately 300 million barrels of oil and 665 billion cubic feet of natural gas from the Interest. Through the application of improved drilling and field management techniques to develop fully Occidental's share of the field, Elk Hills reserves net to Occidental are expected ultimately to exceed such numbers. Production is expected to increase as the field is developed. Gross crude oil production averaged approximately 54,500 barrels of oil per day in January 1998, with gas sales averaging 144 million cubic feet of gas per day after reinjection of 197 million cubic feet ("MMcf") of gas to maintain reservoir pressure. Corresponding natural gas liquids production amounts to about 11,000 barrels per day. Gross crude oil production is forecast, based on estimates prepared by Occidental's engineers and geophysicists, to rise to 65,000 barrels of oil per day in 1998 and may rise to more than 100,000 barrels per day in the year 2000, while gross natural gas sales are expected to reach 380 MMcf per day in 1999. There can be no assurance, however, that Occidental will actually achieve such production or sales levels. Occidental is the operator of Elk Hills. Chevron remains the other unit interest holder.

New Oil Field in Qatar. Occidental was awarded a contract in late 1997 by the Emirate of Qatar to perform enhanced oil recovery ("EOR") in Qatar's Idd el Shargi South Dome field ("ISSD field"). Ultimate gross recovery is expected to be up to 300 million barrels from this field using EOR techniques similar to those being successfully employed by Occidental on the Idd el Shargi North Dome field ("ISND field") pursuant to a contract awarded to Occidental in 1994. Because of the proximity of the two fields, Occidental will operate the ISSD field as a satellite of the ISND field.

Other Asset Sales. In February 1998, Occidental sold its entire interest in an oil field development project in Venezuela to Union Texas Petroleum for approximately $205 million in cash plus contingent payments of up to $90 million over six years (not to exceed $15 million in any one year) based on future oil prices. Occidental also has agreed to sell its natural gas properties in Oklahoma and Kansas outside of the Hugoton field to ONEOK Resources Company for approximately $135 million. In March 1998, Occidental agreed to sell the stock of its MC Panhandle subsidiary, which owns certain natural gas interests in the West Panhandle field in Texas to Chesapeake Energy Corporation for approximately $105 million. Also in March, Occidental announced execution of a definitive agreement to sell certain Oklahoma oil and gas properties to Anadarko Petroleum Corporation for approximately $120 million. The transaction is scheduled to close in April subject to satisfaction of certain customary closing conditions. Other smaller packages of assets have been scheduled for disposition, and many of such sales are pending, for a total of 12 scheduled domestic oil and gas transactions.

Estimated average 1997 production attributable to the nonstrategic assets to be sold and described above was approximately 46,000 barrels of oil per day (including approximately 25,000 barrels per day attributable to the sale of Occidental's Venezuela interest) and 140 MMcf of gas per day. Following these nonstrategic asset sales and the acquisition of Elk Hills, it is expected that Occidental's oil and gas production in the United States will increase significantly. Accordingly, the description of United States production information and description of properties set forth below concerns Occidental's historic 1997 business.

Equistar. On March 20, 1998, Occidental, Lyondell Petrochemical Company ("Lyondell") and Millennium Chemicals Inc. ("Millennium") announced the signing of a definitive master transaction agreement ("MTA") to expand the Equistar Chemicals, LP limited partnership currently owned by subsidiaries of Lyondell and Millennium ("Equistar") through the contribution of the ethylene, propylene, ethylene oxide ("EO") and ethylene glycol ("EG") derivatives businesses of Occidental (the "Petrochemicals Business"). The Petrochemicals Business includes the following:

          (i) Olefins plants at Corpus Christi and Chocolate Bayou, Texas, and Lake Charles, Louisiana, producing 3.65 billion pounds per year of ethylene;

          (ii) EO and EG derivatives plant located at Bayport, Texas, together with Occidental's 50 percent ownership of PD Glycol, a limited partnership which operates EO/EG plants at Beaumont, Texas (PD Glycol is a 50/50 joint venture with Du Pont);

          (iii) A distribution system consisting of more than 950 miles of ethylene/propylene pipelines in the U.S. Gulf Coast and two storage wells in South Texas; and

          (iv) $205 million of Occidental debt currently associated with these businesses (the "Assumed Debt").

The addition of the Petrochemicals Business will make Equistar the second-largest producer of ethylene in the world, with more than 11.4 billion pounds of annual capacity.

Pursuant to the terms and conditions set forth in the MTA, at closing Occidental will contribute the assets of the Petrochemicals Business to Equistar, subject to the assumption by Equistar of certain liabilities of Occidental, including the Assumed Debt. Following the closing of the transactions contemplated by the MTA, which is expected to occur by mid-year 1998, Lyondell will own a 41 percent interest in Equistar, and Millennium and Occidental will each own a 29.5 percent interest. At closing, Equistar will borrow approximately $500 million of additional debt in order to distribute cash of $420 million to Occidental and $75 million to Millennium. The transaction also includes a long-term agreement for Equistar to supply the ethylene requirements (up to 2.55 billion pounds per annum) for Occidental's chlorovinyls business.

The investment in Equistar is subject to satisfaction of certain conditions precedent, including: (i) expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;
(ii) approval by Occidental's Board of Directors; (iii) execution and delivery of definitive agreements; and (iv) the implementation by Equistar of a larger credit facility. No assurances can be given that the Equistar transaction will be consummated or that, if consummated, the terms thereof will not materially differ from the description set forth herein.

Preferred Stock Conversion. In February 1998, Occidental called for redemption all 15,106,444 outstanding shares of its $3.875 voting and nonvoting Cumulative Convertible Preferred Stock. All of such shares of the preferred stock were converted into common stock on or prior to the redemption date, causing Occidental to issue approximately 33 million additional shares of its common stock. The conversion results in annual dividend savings to Occidental of approximately $25 million, assuming annual dividends of $1 per share on Occidental's common stock.

                                USE OF PROCEEDS

Occidental intends to use the net proceeds from the sale of the Notes (estimated to be approximately $904 million) for general corporate purposes, primarily the retirement of outstanding indebtedness.

                                 CAPITALIZATION

The following table sets forth the consolidated short-term debt and consolidated capitalization of Occidental at December 31, 1997 (i) on a historical basis,
(ii) as adjusted to reflect the impact of the following transactions that occurred subsequent to December 31, 1997: the use of the net cash proceeds from the sale of MidCon to redeem the CMIC preferred stock and repay $1.7 billion of long-term debt; the issuance of approximately $3.5 billion of commercial paper in connection with the acquisition of the Elk Hills Interest; the conversion of all the approximately 15.1 million outstanding shares of its $3.875 preferred stock into approximately 33 million shares of Occidental common stock; the repurchase through March 26, 1998 of approximately 9.0 million shares of common stock under Occidental's common stock repurchase program and the issuance of approximately $250 million of commercial paper in connection with such repurchase; and the use of $200 million of the proceeds from the sale of Occidental's interest in an oilfield development in Venezuela to repay long-term debt and (iii) as further adjusted to reflect the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom to repay commercial paper (which is classified as long-term debt). See "Recent Developments" and "Historical Financial Information."

                                                                      DECEMBER 31, 1997
                                                         -------------------------------------------
                                                                                         AS FURTHER
                                                         HISTORICAL    AS ADJUSTED(1)     ADJUSTED
                                                         ----------    --------------    -----------
                                                                        (IN MILLIONS)
                                                                         (UNAUDITED)
Short-term debt:
  Current maturities of long-term debt and capital
     lease liabilities                                    $     6         $     6          $     6
  Notes payable to banks and other financial
     institutions                                              35              35               35
                                                          -------         -------          -------
          Total short-term debt                           $    41         $    41          $    41
                                                          =======         =======          =======
Long-term debt, net of current maturities and
  unamortized discount                                    $ 4,925         $ 6,790          $ 5,890
Notes offered hereby                                           --              --              900
                                                          -------         -------          -------
Capital lease liabilities, net of current portion             235             235              235
                                                          -------         -------          -------
Minority equity in subsidiaries and partnerships                1               1                1
                                                          -------         -------          -------
Stockholders' equity:
  Nonredeemable preferred stock, $1.00 par value            1,125             370              370
  CMIC preferred stock, $1.00 par value                     1,400              --               --
  Unearned ESOP shares                                     (1,348)             --               --
  Common Stock, $.20 par value; authorized, 500 million
     shares                                                    68              72               72
  Other stockholders' equity                                3,041           3,596            3,596
                                                          -------         -------          -------
          Total stockholders' equity                        4,286           4,038            4,038
                                                          -------         -------          -------
          Total capitalization                            $ 9,447         $11,064          $11,064
                                                          =======         =======          =======

---------------
(1) Does not give effect to the anticipated application by Occidental of the proceeds from a note received from K N Energy in the original principal amount of $1.4 billion, which matures on January 4, 1999.

                                    BUSINESS

Occidental's principal businesses constitute two industry segments, the operations of which are described below. More complete information regarding such businesses is set forth in Occidental's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K"), incorporated by reference herein.

OIL AND GAS OPERATIONS

Exploration and Production. Through its subsidiaries, including Occidental Oil and Gas Corporation, and its approximate 29 percent equity interest in Canadian Occidental Petroleum Ltd. ("CanadianOxy"), Occidental produces or participates in the production of crude oil, condensate and natural gas in the United States, Canada, Colombia, Ecuador, the Dutch and United Kingdom sectors of the North Sea, Oman, Pakistan, Peru, Qatar, Russia and Yemen. Occidental is continuing its development programs for certain existing fields in certain of these countries and also is conducting exploration activities in several of these countries, as well as in other countries.

                COMPARATIVE OIL AND GAS RESERVES AND PRODUCTION
      (OIL IN MILLIONS OF BARRELS; NATURAL GAS IN BILLIONS OF CUBIC FEET)

                                --------------------------------------------------------------------
                                        1997                    1996                    1995
                                OIL    GAS    TOTAL*    OIL    GAS    TOTAL*    OIL    GAS    TOTAL*
                                ---   -----   ------    ---   -----   ------    ---   -----   ------
International Reserves          703     823     840     694     840     834     734     639     841
U.S. Reserves                   197   1,635     470     203   1,744     494     196   1,821     499
                                ---   -----   -----     ---   -----   -----     ---   -----   -----
          Total                 900   2,458   1,310     897   2,584   1,328     930   2,460   1,340
                                ===   =====   =====     ===   =====   =====     ===   =====   =====
International Production         80      40      87      84      42      91      78      46      86
U.S. Production                  21     218      57      21     220      58      23     223      60
                                ---   -----   -----     ---   -----   -----     ---   -----   -----
          Total                 101     258     144     105     262     149     101     269     146
                                ===   =====   =====     ===   =====   =====     ===   =====   =====

---------------
* Natural gas volumes have been converted to equivalent barrels based on energy content of six thousand cubic feet ("Mcf") of gas to one barrel of oil.

In 1997, Occidental added more oil to its reserves than it produced. Occidental's consolidated worldwide net proved developed and undeveloped reserves of crude oil (not including those of CanadianOxy) were 900 million barrels at year-end 1997, compared with 897 million barrels at year-end 1996. Domestic reserves of crude oil were 197 million barrels at year-end 1997, compared with 203 million barrels at year-end 1996, while international crude oil reserves increased to 703 million barrels from 694 million barrels at year-end 1996. Worldwide net crude oil reserve additions of 106 million barrels, with the single largest reserve additions in Qatar, more than replaced Occidental's worldwide production of 101 million barrels. The calculation of net reserve additions does not take into account sales of reserves. Worldwide net proved developed and undeveloped reserves of natural gas were approximately 2.5 trillion cubic feet ("Tcf") at year-end 1997, with 1.6 Tcf attributable to domestic operations. Worldwide net proved developed and undeveloped natural gas reserves were about 2.6 Tcf in the previous year. Occidental's crude oil reserves include condensate. Estimates of reserves have been made by Occidental engineers. These estimates include reserves in which Occidental holds an economic interest under service contracts and other arrangements. The reserves are stated after applicable royalties.

Net daily worldwide oil production averaged 277,000 barrels per day compared to 286,000 barrels per day in 1996, and net worldwide natural gas production averaged 706 million cubic feet ("MMcf") per day compared to 716 MMcf per day in 1996. International operations accounted for approximately 79 percent of Occidental's oil production, while approximately 84 percent of gas production came from the United States. On an oil equivalent basis, Occidental produced 394,100 net barrels per day in 1997 from operations in 12 countries, including the United States.

With the acquisition of the Interest, Occidental expects to book initial proved reserves of approximately 300 million barrels of oil and 665 billion cubic feet of natural gas from the Interest. Through the application of improved drilling and field management techniques to fully develop Occidental's share of the field, Elk Hills reserves net to Occidental are expected to ultimately exceed such numbers. Production is expected to increase as the field is developed. Gross crude oil production averaged approximately 54,500 barrels of oil per day in January 1998, with gas sales averaging 144 million cubic feet of gas per day after reinjection of 197 million cubic feet of gas to maintain reservoir pressure. Natural gas liquids production amounts to about 11,000 barrels per day. Gross crude oil production is forecast, based on estimates prepared by Occidental's engineers and geophysicists, to rise to 65,000 barrels of oil per day in 1998 and may rise to more than 100,000 barrels per day in the year 2000, while gross natural gas sales are expected to reach 380 million cubic feet per day in 1999. There can be no assurance, however, that Occidental will actually achieve such production or sales levels. Occidental is the operator of Elk Hills. Chevron remains the other unit interest holder.

As a producer of crude oil and natural gas, Occidental competes with numerous other producers, as well as with nonpetroleum energy producers. Crude oil and natural gas are commodities that are sensitive to prevailing conditions of supply and demand and generally are sold at posted or contract prices. Among the methods that Occidental uses to compete are the acquisition of contract exploration blocks in areas with known oil and gas deposits and the cost-efficient development and production of its worldwide oil and gas reserves. Specific strategies include the buying or selling of proved reserves and flexible and responsive marketing techniques, particularly for natural gas. Occidental has commenced the development process for its recent gas discoveries in the Far East. Occidental is also pursuing opportunities to increase production through (i) enhanced oil recovery projects, similar to those in Qatar, (ii) oil and gas exploration and (iii) strategic acquisitions.

Occidental's domestic oil and gas operations are affected by political developments and by federal, state and local laws and regulations relating to, among other things, increases in taxes and royalties, production limits and environmental matters.

Portions of Occidental's oil and gas assets are located in countries outside North America, some of which may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization. At December 31, 1997, the carrying value of Occidental's oil and gas assets in countries outside North America aggregated approximately $2.3 billion, or approximately 15 percent of Occidental's total assets at that date. Approximately $950 million of such assets were located in the Middle East, and approximately $700 million of such assets were located in Latin America. Substantially all of the remainder was located in the Netherlands (comprising, in part, the Dutch sector of the North
Sea) and the Far East.

A summary of the principal geographic distribution of Occidental's oil and gas assets is outlined below:

United States

Occidental produces crude oil and natural gas, principally in Texas, the Gulf of Mexico, Kansas, Oklahoma, Louisiana, New Mexico, California, Mississippi and Alaska.

Net daily domestic production of crude oil averaged approximately 57,100 barrels in 1997, compared with 57,300 barrels in 1996. The 1997 production is net of approximately 5,200 barrels per day delivered under an advanced sale agreement to Clark USA, Inc's assignee. Net daily domestic production of natural gas averaged 596 MMcf in 1997, compared with 601 MMcf in 1996.

Occidental's average sales price for domestic crude oil was $18.72 per barrel in 1997, compared with $18.98 in the previous year. The average natural gas sales price in 1997 was $2.39 per Mcf, compared with $2.11 per Mcf during 1996.

Additionally, Occidental has an agreement to supply CITGO Petroleum Corporation ("CITGO"), at CITGO's option, with a majority of its domestic lease crude oil production through August 31, 1998. During 1997, Occidental sold CITGO approximately 38,000 barrels of oil per day under this agreement. Occidental is currently disputing certain provisions of this agreement.

In February 1998, Occidental entered into a fifteen-year contract with Tosco Corporation ("Tosco") through which Tosco will take the majority of Occidental's interest in the current gross oil production of the Interest in Elk Hills of approximately 54,500 barrels per day. Tosco will also take additional production as it increases.

Occidental's largest concentration of gas reserves and production is the Hugoton area encompassing portions of Kansas, Oklahoma and Texas, where it produced an average of more than 210 MMcf of gas per day or approximately one-third of the domestic total. Occidental has approximately 862 billion cubic feet ("Bcf") of gas reserves and 4.2 million barrels of oil reserves in the Hugoton area. Occidental continued infill drilling and fracture-stimulation program in the Chase formation of the Hugoton field in 1997.

Occidental has an agreement to make available to certain parties, in connection with a legal settlement, up to 49,500 million British thermal units ("MMBtu") of natural gas per day through 2010 at prices related to market. Occidental also has an agreement to supply fuel gas at market prices to a CITGO refinery until 2003 to the extent that CITGO does not obtain such gas from other sources.

Occidental has various agreements to supply certain gas marketing companies with 69,400 MMBtu of natural gas per day in 1998 and with volumes ranging from 69,400 MMBtu down to 1,900 MMBtu per day from 1998 through 2003. Prices under the different agreements are based on energy equivalent crude oil prices, market-sensitive prices or contract prices, some with a yearly escalation provision. Occidental also has agreements with various public utility companies to provide approximately 40,000 MMBtu of natural gas per day through 1997 and approximately 19,100 MMBtu per day in 1998. The public utility agreements provide for market-sensitive prices.

Canada

Occidental owns an approximate 29 percent interest in CanadianOxy, which is accounted for as an equity investment.

CanadianOxy produces crude oil, natural gas, natural gas liquids and sulfur in Canada, principally in the provinces of Alberta and Saskatchewan; owns a 7.23 percent interest in Syncrude Canada Ltd., which produces synthetic crude oil from the tar sands of Northern Alberta; has interests in producing oil and gas leases onshore and offshore in the United States and in the United Kingdom sector of the North Sea and Yemen (where CanadianOxy is operator and Occidental a participant); engages in exploration activities in Canada, the United States, Indonesia, Australia, Nigeria and Colombia; and participates with Occidental in its operations in Ecuador. CanadianOxy also conducts chemical operations in Canada and the United States (where CanadianOxy is the operator and Occidental a participant), and is involved in crude oil and natural gas marketing activities, primarily in North America.

At December 31, 1997, Occidental's proportional interest in CanadianOxy's worldwide net proved developed and undeveloped reserves aggregated approximately 73 million barrels of crude oil, condensate and natural gas liquids, 238 Bcf of natural gas and 45 million barrels of synthetic crude oil recoverable from tar sands. This increase in reserves since last year reflects CanadianOxy's acquisition of Wascana Energy, Inc. in April 1997.

Bangladesh

In early 1995, Occidental signed production-sharing contracts to explore a 3.4-million-acre area in the gas-producing northeastern region and to appraise the Jalalabad discovery made in 1989. Appraisal and development of the Jalalabad gas discovery is expected to result in gas production and sales before the end of 1998. A sale contract with Petrobangla, the national oil company, for the initial delivery of 100 MMcf per day of natural gas was signed in November 1996. Occidental has farmed-out 50 percent of its interest in this block to an affiliate of Unocal. Seismic exploration resulted in the definition of multiple prospects, one of which is being drilled. The first exploratory well drilled in mid-1997 blew out after encountering shallow, high-pressure gas. A replacement well will be drilled in 1998. Additional seismic acquisition is underway to determine the course of future exploration. Occidental is negotiating with Petrobangla regarding the continuation of the exploration period for several blocks. A drilling program has commenced appraisal and development of the Jalalabad natural gas discovery, and it is expected that initial gas production from this field will be delivered to Petrobangla in 1998.

Colombia

Occidental conducts exploration and production operations in Colombia under three contracts with Ecopetrol, the Colombian national oil company. These contracts cover the producing Cano Limon area in the Llanos region of northeastern Colombia, one exploration area in the Llanos fold belt and one exploration area in the Bogota basin. Occidental's interest in these contracts is through its 75 percent ownership of the stock of a subsidiary that owns the company conducting operations in Colombia. After giving effect to a government royalty, Occidental's net share of existing production is 15 percent from the contract covering the Llanos area.

All of Occidental's share of production is exported through a trans-Andean pipeline system operated by Ecopetrol, the state oil company, that carries crude oil to an export terminal at Covenas. Occidental has an 18.75 percent net ownership interest in the pipeline and marine terminal. The pipeline is subject to periodic attacks by insurgent groups, which from time to time disrupt the flow of oil. Gross production from Occidental's Cano Limon area declined to approximately 160,000 barrels per day in 1997, compared with 190,000 barrels per day in 1996. Part of the reduction is due to a natural decline, but there was an increase in the frequency and severity of terrorist activity against the oil pipeline during the past year which continues to restrict the pipeline's ability to transport all of the oil that the field is capable of producing.

Ecuador

Occidental operates the 494,000-acre Block 15, in the Oriente Basin, under a risk-service contract. Six oil fields were discovered from 1985 to 1992. Due to pipeline restrictions, gross production declined to approximately 17,100 barrels per day in 1997 compared to gross production of approximately 21,500 barrels per day in 1996. Development of the fields will continue in 1998 after completion of a three-dimensional seismic program and expansion of the government-owned pipeline system. After renegotiation of contract terms for the concession to provide incentives for additional exploration over 97 percent of the acreage, Occidental drilled the Eden-1, the first of four commitment wells, in the southeast corner of the block in late 1996. The well tested from four zones at a combined rate of 6,500 barrels per day of oil with an average gravity of 21 degrees API, and negotiations are under way with the Ecuador state oil company, PetroEcuador, to develop the field in 1998. Occidental also completed acquisition of two-dimensional seismic data to be used to delineate exploration prospects in the eastern portion of the block.

Occidental has an 85 percent interest in the parent of the company that holds title to Block 15. CanadianOxy owns the remaining 15 percent.

Netherlands North Sea

Occidental has interests in seven gas-producing licenses and one exploration license in the Dutch sector of the North Sea, and a 38.6 percent interest in a 110-mile gas pipeline system that services the area. Net production for 1997 was approximately 72 MMcf of gas per day.

Oman

Occidental is the operator, with a 65 percent working interest, of the Suneinah Block, which contains the Safah field and six small fields along the southern border of the block. Exploration and field development will continue in 1998. Occidental's net share of production from the block in 1997 averaged approximately 14,400 barrels per day of crude oil, compared with 13,400 barrels per day in 1996.

A new contract area, Block 31, the Mountain Front Block, was awarded to Occidental by the government in September 1997, and acquisition of three-dimensional seismic is scheduled for 1998 to confirm prospects defined by older seismic. Occidental has a 100 percent working interest in this area.

Pakistan

In southern Pakistan, Occidental has a 30 percent working interest in the three Badin Blocks, which in 1997 produced a net share of 6,600 barrels of oil per day and 38 MMcf of gas per day, compared to 6,400 barrels of oil per day and 43 MMcf of gas per day in 1996. Recent exploration resulted in two oil and gas discoveries that will help maintain production at current rates.

In addition, Occidental holds exploration rights for a 356,000-acre block in northern Pakistan and for two contiguous blocks in the Central Indus gas basin totaling 2.9 million acres. Seismic exploration of the Northern Pakistan Salt Range block has delineated several prospects. One exploratory well was drilled in 1997 and the block is being evaluated for further drilling. However, the Central Indus gas basin blocks are under force majeure due to tribal unrest.

Peru

Occidental conducts exploration activities under four separate service contracts with the Peruvian government. Occidental conducts production activities under one of these contracts, in which Occidental retains all the interest, covers continuing operations in the northern jungle and provides for Occidental to receive, as compensation for its services, fees, based on barrels of production, that vary with the value of a "basket" of international oils. All production is delivered to Perupetro, the Peruvian national oil company. Net production from the northern jungle block averaged approximately 49,500 barrels per day in 1997, compared to 54,000 barrels per day in 1996.

Occidental owns a 65 percent interest and a 50 percent interest, respectively, in two contiguous exploration blocks totalling 4.4 million acres. The remaining contract in which Occidental has a 70 percent interest covers a 2-million-acre block in the Hualluga Basin of the Northern Jungle Region. In 1997 Occidental was awarded a 100 percent interest in the 859,000-acre Offshore Block Z-3 along the northern coast of Peru.

Qatar

In October 1994, a unified agreement was approved authorizing Occidental to implement a development plan to increase production and reserves from the ISND.

Under a production-sharing agreement, Occidental is the operator of the field and will complete development of the field's three main reservoirs using horizontally drilled wells in conjunction with pressure maintenance by both water injection and gas injection to effect a high recovery from the reservoir. Average gross production increased from approximately 38,000 net barrels per day for 1996 to approximately 89,800 net barrels per day for 1997. Average net interest production from such field in 1997 amounted to approximately 45,000 barrels per day, amounting to an approximate 50 percent working interest. Proved developed and undeveloped project reserves are presently estimated by Occidental to be approximately 206 million barrels.

In December 1997, Occidental signed a second production-sharing agreement to develop the ISSD field, 15 miles south of the ISND field. Occidental will operate ISSD as a satellite of the ISND field, which has sufficient capacity to handle the field's expected production of 50,000 barrels per day. Occidental expects to eventually invest up to $450 million in capital and have a net interest of approximately 44 percent over the life of the field.

Russia

In 1992, Occidental and AAOT Chernogorneft Enterprise began operation of a 50 percent owned joint venture company, Vanyoganneft, which was formed to increase oil recovery and production from the Vanyogan and Ayogan oil fields and to sell the oil to foreign markets. The two oil fields are located 40 miles northeast of the city of Nizhnevartovsk in the western Siberian oil basin. During 1997, gross production averaged 54,000 barrels per day compared to 50,800 barrels per day in 1996. Approximately 39 percent of such oil was exported in 1997. Occidental expects to continue exports of a minimum of 30 percent of its oil production in 1998. Export prices are materially higher than domestic prices in Russia.

In 1992, Occidental was awarded the 1.5-million-acre Block 15 in the Russian Federation's Komi Republic. A joint venture, Parmaneft, was established between Occidental, which owns a 75 percent interest, and Ukhtaneftegasgeologica, to explore for oil and gas and develop discoveries within the block. During the exploration phase, Occidental is paying 100 percent of the costs. 1996 Occidental results included a $105 million charge, reflecting the write-down of its investment in Komi. No operations were undertaken in 1997.

Yemen

In 1991, Occidental acquired an 18 percent working interest in the 310,000-acre Masila Block (although the block consisted at one time of 6.8 million acres, substantial territory was relinquished in 1995 and 1996). CanadianOxy, the operator, with a 52 percent working interest, has made 14 oil discoveries, including one in 1997. Production started in July 1993. Occidental's net share under a production-sharing contract was 14,100 barrels per day in 1997 compared to 14,700 barrels per day in 1996.

Other International Operations

Several of the projects listed below would involve substantial expenditures and several years would be required to complete project development.

In 1992, a substantial oil and gas discovery was made in the Malampaya prospect in Block SC-38 offshore northwest Palawan Island in the Philippines. Appraisal wells confirmed that the 1989 Camago discovery by Occidental and the Malampaya discovery contain sufficient recoverable gas for a commercial project. Each of Occidental and its partner, Shell Philippines Exploration B.V., the operator, each has a 50 percent working interest in this project. With recoverable gas estimated by the operator of 3.4 Tcf, the fields have the capacity to supply a plateau rate of 400 MMcf per day for 20 years. Recoverable condensate is estimated at about 120 million barrels. Occidental and Shell have negotiated conditional gas sale agreements. Under these agreements, if approved by the Philippine government and the parties, beginning in 2002, joint ventures formed by First Philippine Holdings, British Gas and the Manila Electric Company would consume approximately 200 MMcf of natural gas per day at newly built combined cycle gas turbine ("CCGT") power plants at Santa Rita and Calabarson, and the Philippine National Power Corporation would construct a CCGT plant in Iljian and consume approximately 150 MMcf of natural gas per day.

In East Malaysia, Occidental has made significant gas discoveries offshore Sarawak. In 1995, agreements were executed with its partners for the commercialization of these discoveries. A joint venture company will be owned by Occidental and its partners, PETRONAS, the Malaysian national oil company, Shell Gas B.V. and Nippon Oil Company to construct the country's third liquefied natural gas ("LNG") plant. Feedstock for the plant initially will come from the Occidental discovery containing recoverable gas estimated at 2.9 Tcf. Occidental is the operator, with a 33.75 percent interest in the gas discoveries. An Occidental subsidiary will have a 9 percent interest in the new LNG plant. The partners began the detailed upstream facility design in 1996. In 1997 Occidental sold 10 percent of its interest in these Malaysian operations by selling equity in two Occidental subsidiaries to a third party.

In Indonesia, Occidental has a 22.9 percent interest in the Berau Block, offshore Irian Jaya, where appraisal of five major natural gas discoveries by ARCO, the operator, will continue into 1998 to determine if the natural gas reserves are sufficient to justify construction of an LNG plant on Irian Jaya. Prior to ARCO farming in to the Berau Block, Occidental made two discoveries. The Berau Block discoveries, together with ARCO's Wiriagar Block discovery, contain an estimated 20 Tcf of natural gas, sufficient to justify construction of a multi-train LNG project which might be slated for start-up early in the next century.

In addition, during 1997 Occidental acquired new exploration blocks in the United States, Gulf of Mexico and Albania. Occidental acquired interests in 15 exploration blocks in a promising deep-water section of the Gulf of Mexico. During 1998, exploration activities are planned in these areas as well as on previously acquired blocks in Albania, Angola, Bangladesh, Colombia, the Congo, Ecuador, Gabon, Indonesia, Malaysia, Netherlands, Oman, Pakistan, Papua New Guinea, Peru and the Philippines.

Reserves, Production and Related Information.   For certain additional
information with respect to reserves, production and related information, including the manner in which the estimates of reserves have been made, see the 1997 Form 10-K, which is incorporated by reference in the accompanying Prospectus.

Special Items in 1997. In 1997, Occidental recorded charges of $256 million for the write-down of various nonstrategic assets, including assets expected to be sold and related costs; and additional environmental and other reserves. The asset write-downs included $88 million for the Austin Chalk oil and gas property and $44 million for the Garden Banks oil and gas property. The operating results from these properties were not significant.

CHEMICAL OPERATIONS

Occidental conducts its chemical operations through Occidental Chemical Corporation and its various subsidiaries and affiliates (collectively, "OxyChem"). OxyChem manufactures and markets a variety of chlorovinyls (including basic chemicals and polymers and plastics), specialty chemicals and petrochemicals. Occidental has entered into an agreement to contribute its Petrochemicals Business to a joint venture. See "Recent Developments; Equistar."

OxyChem has added capacity at several of its facilities over the past few years through "debottlenecking" projects, which expand or modify portions of existing facilities that had previously limited production, thus adding incremental capacity at a relatively low cost.

OxyChem's operations are affected by cyclical factors in the general economic environment and by specific chemical industry conditions. The chemical industry in the United States was characterized in 1997 by higher sales prices and lower hydrocarbon feedstock costs, partially offset by increased energy costs, resulting in improved margins for many chemical products, including those manufactured by OxyChem. The integration strategy adopted by OxyChem permitted it to maintain relatively high operating rates in 1997. Operating rates for certain products may decline in 1998 as a result of weakness in key Asian economies.

OxyChem's operations also have been affected by environmental regulation and associated costs. For information regarding such environmental regulation and associated costs, see the 1997 Form 10-K.

A substantial portion of OxyChem's products are principally commodity in nature, i.e., they are equivalent to products manufactured by others that are generally available in the marketplace and are produced and sold in large volumes, primarily to industrial customers for use as raw materials. Many of OxyChem's manufacturing operations are integrated, and many of its products are both sold to others and further processed by OxyChem into other chemical products. Approximately 70 percent of

OxyChem's ethylene and 45 percent of its chlorine production is consumed internally, primarily into the vinyls product chain, including ethylene dichloride ("EDC"), vinyl chloride monomer ("VCM") and polyvinyl chloride ("PVC") resin. To better manage and sharpen its focus on its chlor-alkali and plastic businesses, OxyChem combined its basic chemicals and polymers and plastics groups into the Chloro-Vinyls Group.

As a counterbalance to the commodity business, Occidental organized the Specialty Business Group in 1995. The Specialty Business Group focuses on smaller-volume specialty and intermediate chemical markets where OxyChem's products may be more readily differentiated and enjoy a particular market niche. Demand for specialty chemical products is less cyclical than commodity products and specialty products are expected to provide a more steady source of earnings. OxyChem has targeted the Specialty Business Group for substantial growth in the coming years through volume expansion in existing products, development of new products and acquisitions of synergistic businesses and product lines.

OxyChem continues to build on its specialty business acquired in large part through the following acquisitions. In 1996, OxyChem acquired a 64 percent equity interest (on a fully-diluted basis) in INDSPEC Holding Corporation, and, indirectly, its sole operating subsidiary INDSPEC Chemical Corporation ("INDSPEC"). INDSPEC is the largest producer of resorcinol in the world and the sole commercial producer in the United States. Resorcinol is a chemical used primarily as a bonding and stiffening agent in the manufacture of tires and tread rubber. In addition, resorcinol is used in the manufacture of high-performance wood adhesives, ultraviolet stabilizers, sunscreens, dyestuffs, pharmaceuticals, agrichemicals, carbonless paper and fire retardant plastic additives.

Also in 1996, OxyChem acquired three specialty chemical units: Laurel Industries, Inc. ("Laurel"); Natural Gas Odorizing, Inc. ("NGO"); and a plant from Power Silicates Manufacturing, Inc. ("Power Silicates"). Laurel is North America's largest producer of antimony oxide at its LaPorte, Texas, facility. Antimony oxide is used as a polymerization catalyst in the manufacture of polyethylene terephthalate resins and as a flame retardant in plastics, where it complements an OxyChem flame retardant synergist, DechPlus(R). NGO was purchased from Helmerich & Payne, and is the leading U.S. producer of mercaptan-based warning agents for use in natural gas and propane. The plant is located in Baytown, Texas. In addition, a plant in Augusta, Georgia, was purchased from Power Silicates, which produces sodium silicates for use in soap and detergent formulating, paper manufacturing and silica-based catalysts, augmenting OxyChem's five existing silicates plants by its presence in the growing southeast U.S. market.

OxyChem produces the following chemical products:

                                PRINCIPAL PRODUCTS                      MAJOR USES
                                ------------------                      ----------
Chlorovinyls            Chlor-alkali chemicals
                          Chlorine                          Raw material for polyvinyl
                                                            chloride, chemical manufacturing,
                                                            pulp and paper production, water
                                                            treatment
                          Caustic soda                      Chemical manufacturing, pulp and
                                                            paper production, cleaning
                                                            products
                          Potassium chemicals (including
                             potassium hydroxide)           Glass, fertilizers, cleaning
                                                            products, rubber
                        Ethylene dichloride                 Raw material for vinyl chloride
                                                            monomer
                        Vinyl chloride monomer              Raw material for polyvinyl
                                                            chloride
                        Polyvinyl chloride                  Calendering and film, pipe, wire
                                                            insulation, flooring, footwear,
                                                            bottles, siding, windows, door
                                                            frames and other home construction
                                                            products

                                PRINCIPAL PRODUCTS                      MAJOR USES
                                ------------------                      ----------
Specialty Businesses    Sodium silicates                    Soaps and detergents, catalysts,
                                                            paint pigments
                        Chrome chemicals                    Metal and wood treatments, leather
                                                            tanning
                        ACL pool chemicals (chlorinated
                             isocyanurates)                 Swimming pool sanitation,
                                                            household and industrial
                                                            disinfecting and sanitizing
                                                            products
                        Proprietary chemicals (chemical
                             intermediates derived
                             principally from fluorine,
                             chlorine and sulfur)           Agricultural, pharmaceutical,
                                                            plastics, metal plating, aerospace
                                                            and food-service applications
                        Phenolic resins/molding compounds   Automotive brake pistons,
                                                            adhesives, carbonless copy paper,
                                                            pot and pan handles
                        Mercaptans                          Warning agents for natural gas and
                                                            propane and agricultural chemicals
                        Antimony oxide                      Flame retardant synergist and
                                                            catalysts
                        Resorcinol                          Tire manufacture, wood adhesives
                                                            and flame retardant synergist
Petrochemicals          Ethylene                            Raw material for production of
                                                            polyethylene, vinyl chloride
                                                            monomer, ethylene glycols and
                                                            other ethylene oxide derivatives
                        Benzene                             Raw material for production of
                                                            styrene, phenolic polymers and
                                                            nylon
                        Propylene                           Raw material for production of
                                                            polypropylene and acrylonitrile
                        Ethylene glycols and other
                             ethylene oxide derivatives     Polyester products, antifreeze,
                                                            brake fluids

Based on statistics in chemical industry publications, Occidental believes that during 1997: it was the largest U.S. merchant marketer of chlorine and caustic soda; including OxyMar (OxyChem's joint venture with Marubeni), the second-largest U.S. producer of VCM; the third-largest producer of PVC resins in North America; the largest producer of chrome chemicals and phenolic molding compounds, antimony oxide and mercaptan warning agents, and, through its interest in INDSPEC, resorcinol; the second-largest producer of sodium silicates; and, including its PD Glycol joint venture with Du Pont, the third-largest producer of ethylene oxide and ethylene glycols. Additionally, Occidental believes it was the world's largest producer of potassium hydroxide and chlorinated isocyanurate products and the world's largest marketer of ethylene dichloride.

Special Items in 1997. Chemical division earnings reflected charges of $82 million related to the write-down of various nonstrategic assets, and a charge of $65 million for additional environmental reserves relating to various existing sites, and the related state tax effects.

CAPITAL EXPENDITURES

Occidental's oil and gas operations, based on depletable resources, are capital intensive, involving large-scale expenditures. In particular, in the search for and development of new reserves, long lead times are often required. In addition, Occidental's chemical business requires capital expenditures to remain competitive and to comply with safety and environmental laws. Occidental's capital expenditures for its ongoing businesses totaled approximately $1.549 billion in 1997, $1.2 billion in 1996 and $979 million in 1995, exclusive of the noncash consideration for acquisitions. The 1997 amount included capital expenditures aggregating $1.15 billion for oil and gas, $396 million for chemical and $3 million for corporate and other. Occidental's total capital expenditures, exclusive of acquisitions, if any, for 1998 are expected to approximate $1.2 billion, with approximately $850 million for oil and gas, the majority of which is for international oil and gas operations. These amounts do not include the $3.5 billion acquisition of the Elk Hills field in 1998.

LEGAL PROCEEDINGS

For information regarding legal proceedings, see the 1997 Form 10-K.

                        HISTORICAL FINANCIAL INFORMATION

The following historical financial information of Occidental and its consolidated subsidiaries is derived from, should be read in conjunction with, and is qualified in its entirety by, Occidental's Consolidated Financial Statements for each of the three years in the period ended December 31, 1997 and as of December 31, 1997 and December 31, 1996, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in the 1997 Form 10-K, which is incorporated by reference in the accompanying Prospectus.

RESULTS OF OPERATIONS
IN MILLIONS, EXCEPT PER-SHARE AMOUNTS           OCCIDENTAL PETROLEUM CORPORATION
                                                   AND CONSOLIDATED SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31,                                                        1997       1996       1995
============================================================                          ======     ======     ======
REVENUES
  Net sales and operating revenues
     Oil and gas operations                                                           $3,667     $3,680     $3,019
     Chemical operations                                                               4,349      4,307      5,370
                                                                                      ------     ------     ------
                                                                                       8,016      7,987      8,389
  Interest, dividends and other income                                                    88        244        105
  Gains on disposition of assets, net                                                     (4)        11         45
  Income from equity investments                                                           1         70         94
                                                                                      ------     ------     ------
                                                                                       8,101      8,312      8,633
                                                                                      ------     ------     ------
COST AND OTHER DEDUCTIONS
  Cost of sales                                                                        5,060      5,060      5,492
  Selling, general and administrative and other operating
     expenses                                                                          1,002        933        996
  Depreciation, depletion and amortization of assets                                     822        761        768
  Environmental remediation                                                              136        100         21
  Exploration expense                                                                    119        120        106
  Interest and debt expense, net                                                         434        482        579
                                                                                      ------     ------     ------
                                                                                       7,573      7,456      7,962
                                                                                      ------     ------     ------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES                                    528        856        671
Provision for domestic and foreign income and other taxes                                311        342        313
                                                                                      ------     ------     ------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                                 217        514        358
Discontinued operation, net                                                             (607)       184        153
Extraordinary gain (loss), net                                                            --        (30)        --
                                                                                      ------     ------     ------
NET INCOME (LOSS)                                                                     $ (390)    $  668     $  511
                                                                                      ======     ======     ======
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK                                            $ (478)    $  575     $  418
                                                                                      ======     ======     ======
BASIC EARNINGS PER COMMON SHARE
  Income (loss) from continuing operations                                            $  .39     $ 1.30     $  .83
  Discontinued operations, net                                                         (1.82)       .56        .48
  Extraordinary gain (loss), net                                                          --       (.09)        --
                                                                                      ------     ------     ------
BASIC EARNINGS (LOSS) PER COMMON SHARE                                                $(1.43)    $ 1.77     $ 1.31
                                                                                      ======     ======     ======
DILUTED EARNINGS (LOSS) PER COMMON SHARE                                              $(1.43)    $ 1.73     $ 1.31
============================================================                          ======     ======     ======

FINANCIAL POSITION
IN MILLIONS, EXCEPT SHARE AMOUNTS               OCCIDENTAL PETROLEUM CORPORATION
                                                   AND CONSOLIDATED SUBSIDIARIES

ASSETS AT DECEMBER 31,                                               1997         1996
------------------------------------------------------------      -------      -------
CURRENT ASSETS
  Cash and cash equivalents                                       $   113      $   258
  Trade receivables, net of reserves of $24 in both 1997 and
    1996                                                              603          626
  Receivables from joint ventures, partnerships and other             210          131
  Inventories                                                         604          582
  Prepaid expenses and other                                          386          313
                                                                  -------      -------
         TOTAL CURRENT ASSETS                                       1,916        1,910
                                                                  -------      -------
LONG-TERM RECEIVABLES, NET                                            153          153
EQUITY INVESTMENTS                                                    921          985
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Oil and gas operations                                            9,039        8,554
  Chemical operations                                               6,077        5,893
  Corporate and other                                               1,441        1,439
                                                                  -------      -------
                                                                   16,557       15,886
  Accumulated depreciation, depletion and amortization             (7,967)      (7,690)
                                                                  -------      -------
                                                                    8,590        8,196
OTHER ASSETS                                                          470          416
                                                                  -------      -------
NET ASSETS OF DISCONTINUED OPERATIONS                               3,232        3,321
                                                                  -------      -------
                                                                  $15,282      $14,981
                                                                  =======      =======
LIABILITIES AND EQUITY AT DECEMBER 31,
============================================================
CURRENT LIABILITIES
  Current maturities of long-term debt and capital lease
    liabilities                                                   $     6      $    27
  Notes payable                                                        35           20
  Accounts payable                                                    717          617
  Accrued liabilities                                                 957          970
  Dividends payable                                                   106          107
  Domestic and foreign income taxes                                    49           96
                                                                  -------      -------
         TOTAL CURRENT LIABILITIES                                  1,870        1,837
                                                                  -------      -------
LONG-TERM DEBT, NET OF CURRENT MATURITIES AND UNAMORTIZED
  DISCOUNT                                                          4,925        4,511
                                                                  -------      -------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred and other domestic and foreign income taxes              1,028          839
  Other                                                             3,173        2,654
                                                                  -------      -------
                                                                    4,201        3,493
                                                                  -------      -------
CONTINGENT LIABILITIES AND COMMITMENTS
STOCKHOLDERS' EQUITY
  Nonredeemable preferred stock, $1.00 par value; authorized
    50 million shares; outstanding shares:
    1997 -- 22,491,478 and 1996 -- 26,493,209; stated at
    liquidation value of $50 per share                              1,125        1,325
  ESOP preferred stock, $1.00 par value; authorized and
    outstanding shares:
    1997 and 1996 -- 1,400,000                                      1,400        1,400
  Unearned ESOP shares                                             (1,348)      (1,394)
  Common stock, $.20 par value; authorized 500 million
    shares; outstanding shares:
    1997 -- 341,126,546 and 1996 -- 329,227,688                        68           66
  Additional paid-in capital                                        4,149        4,463
  Retained earnings (deficit)                                      (1,094)        (726)
  Cumulative foreign currency translation adjustments                 (14)           6
                                                                  -------      -------
                                                                    4,286        5,140
                                                                  -------      -------
                                                                  $15,282      $14,981
============================================================      =======      =======

CASH FLOWS
IN MILLIONS                                     OCCIDENTAL PETROLEUM CORPORATION
                                                   AND CONSOLIDATED SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31,                                                        1997       1996       1995
===========================================================                          =======    =======    =======
CASH FLOW FROM OPERATING ACTIVITIES
  Income (loss) from continuing operations, after
     extraordinary gain (loss), net                                                  $   217    $   484    $   358
  Adjustments to reconcile income to net cash provided by
     operating activities:
     Extraordinary (gain) loss, net                                                       --         30         --
     Depreciation, depletion and amortization of assets                                  822        761        768
     Amortization of debt discount and deferred financing
       costs                                                                              11          7         32
     Deferred income tax provision                                                        (9)        (3)        70
     Other noncash charges (credits) to income                                           426        298        209
     Gains on disposition of assets, net                                                   4        (11)       (45)
     Income from equity investments                                                       (1)       (70)       (94)
     Exploration expense                                                                 119        120        106
  Changes in operating assets and liabilities:
     Decrease (increase) in accounts and notes receivable                               (125)       201        117
     Decrease (increase) in inventories                                                  (20)       (32)       (85)
     Increase in prepaid expenses and other assets                                       (75)        (6)       (33)
     Increase (decrease) in accounts payable and accrued
       liabilities                                                                        13        (65)       (34)
     Increase (decrease) in current domestic and foreign
       income taxes                                                                      (66)        39         44
  Other operating, net                                                                  (185)      (164)       (51)
                                                                                     -------    -------    -------
                                                                                       1,131      1,589      1,362
  Operating cash flow from discontinued operations                                       266        398        139
                                                                                     -------    -------    -------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                                    1,397      1,987      1,501
                                                                                     -------    -------    -------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures                                                                (1,549)    (1,038)      (829)
  Proceeds from disposal of property, plant and equipment,
     net                                                                                  25        229        178
  Buyout of operating leases                                                             (21)        --       (141)
  Purchase of businesses, net                                                            (22)       (18)        (7)
  Sale of businesses, net                                                                 95         31        756
  Equity investments, net                                                                 46         40         50
                                                                                     -------    -------    -------
                                                                                      (1,426)      (756)         7
  Investing cash flow from discontinued operations                                       (79)      (223)      (143)
                                                                                     -------    -------    -------
          NET CASH USED BY INVESTING ACTIVITIES                                       (1,505)      (979)      (136)
                                                                                     -------    -------    -------
CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                                           107         65        322
  Net proceeds from commercial paper and revolving credit
     agreements                                                                          667        645       (528)
  Payments of long-term debt and capital lease liabilities                              (374)    (1,570)      (396)
  Proceeds from issuance of common stock                                                  21         25         28
  Repurchase of common stock                                                            (119)        --         --
  Proceeds (payments) of notes payable, net                                               17         (1)        (5)
  Cash dividends paid                                                                   (422)      (415)      (406)
  Other financing, net                                                                    13          9         12
                                                                                     -------    -------    -------
                                                                                         (90)    (1,242)      (973)
  Financing cash flow from discontinued operations                                        53        (88)        12
                                                                                     -------    -------    -------
          NET CASH USED BY FINANCING ACTIVITIES                                          (37)    (1,330)      (961)
                                                                                     -------    -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        (145)      (322)       404
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR                                           258        580        176
                                                                                     -------    -------    -------
CASH AND CASH EQUIVALENTS -- END OF YEAR                                             $   113    $   258    $   580
===========================================================                          =======    =======    =======

                        PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and gives effect to the disposition of the Petrochemicals Business as if it occurred for balance sheet purposes on December 31, 1997 and for results of operations purposes on January 1, 1997. See "Recent Developments; Equistar." Such unaudited pro forma financial information should be read in conjunction with Occidental's historical financial statements appearing in the 1997 Form 10-K and does not give effect to (i) the use by Occidental of the cash proceeds from the disposition of the Petrochemicals Business or (ii) Occidental's equity share of Equistar's income.

The pro forma information set forth below is not necessarily indicative of the results that would have been obtained had the disposition of the Petrochemicals Business actually occurred on the dates specified and does not give effect to any events other than the disposition of the Petrochemicals Business. In addition, such pro forma information does not purport to project Occidental's results of operations or financial position as of any future date or for any future period.

UNAUDITED PRO FORMA RESULTS OF OPERATIONS
IN MILLIONS, EXCEPT PER-SHARE DATA

                                                                    DISPOSITION OF
                                                      OCCIDENTAL    PETROCHEMICALS     OCCIDENTAL
FOR THE YEAR ENDED DECEMBER 31, 1997                  HISTORICAL     BUSINESS(1)      PRO FORMA(2)
----------------------------------------------------  ----------    --------------    -------------
Revenues                                               $  8,101        $ (1,803)        $  6,298
Costs and other deductions
  Cost of sales                                           5,844          (1,530)           4,314
  Selling, general and administrative and other           1,295             (44)           1,251
  Interest and debt expense, net                            434             (74)(3)          360
                                                       --------        --------         --------
                                                          7,573          (1,648)           5,925
                                                       --------        --------         --------

Income (loss) from continuing operations before
  taxes                                                     528(4)         (155)             373(4)
Provision for domestic and foreign income and other
  taxes                                                     311             (62)(5)          249
                                                       --------        --------         --------
Income (loss) from continuing operations                    217             (93)             124
Preferred dividend requirements                              88              --               88
                                                       --------        --------         --------
Earnings (loss) from continuing operations
  applicable to common stock                           $    129        $    (93)        $     36
                                                       ========        ========         ========

Basic earnings (loss) per common share from
  continuing operations                                $    .39                         $    .11
                                                       ========                         ========
Average shares outstanding (in thousands)               334,341                          334,341
                                                       ========                         ========

Diluted earnings (loss) per common share from
  continuing operations                                $    .39                         $    .11
                                                       ========                         ========
Average shares outstanding (in thousands)               334,916                          334,916
                                                       ========                         ========

---------------------------------------------------------------
(1) Reflects the disposition of Occidental's Petrochemicals Business, which is anticipated to be consummated in mid-1998, as if the transaction had taken place on January 1, 1997.

(2) Does not reflect Occidental's equity share of Equistar's income.

(3) Includes actual interest expense and an allocated amount based on the Petrochemicals Business assets in comparison to Occidental's total assets.

(4) Reflects pre-tax charges for special items of $478 million.

(5) Calculated as though the Petrochemicals Business was on a stand alone basis.

UNAUDITED PRO FORMA FINANCIAL POSITION
IN MILLIONS

                                                       DISPOSITION OF
                                         OCCIDENTAL    PETROCHEMICALS     DISPOSITION        OCCIDENTAL
DECEMBER 31, 1997                        HISTORICAL     BUSINESS(1)      ADJUSTMENTS(2)      PRO FORMA
-------------------------------------    ----------    --------------    --------------      ----------
ASSETS
Current assets                            $ 1,916         $  (288)          $   420           $ 2,048
Property, plant and equipment, net          8,590          (1,830)               --             6,760
Equity investments                            921             (89)            1,444             2,276
Other assets                                  623             (24)               --               599
Net assets of discontinued operations       3,232              --                --             3,232
                                          -------         -------           -------           -------
                                          $15,282         $(2,231)          $ 1,864           $14,915
                                          =======         =======           =======           =======

LIABILITIES AND EQUITY
Current liabilities                       $ 1,870         $  (136)          $    --           $ 1,734
Long-term debt, net                         4,925              --                --             4,925
Deferred and other domestic and
  foreign income taxes                      1,028              --                --             1,028
Other deferred credits and other
  liabilities                               3,173            (231)               --             2,942
Stockholders' equity                        4,286          (1,864)            1,864             4,286
                                          -------         -------           -------           -------
                                          $15,282         $(2,231)          $ 1,864           $14,915
                                          =======         =======           =======           =======

---------------------------------------------
(1) Reflects the disposition of Occidental's Petrochemicals Business, which is anticipated to be consummated in mid-1998, as if the transaction had taken place on December 31, 1997.

(2) To reflect cash and an equity investment to be received as proceeds from the disposition of Occidental's Petrochemicals Business.

                            DESCRIPTION OF THE NOTES

The $250,000,000 aggregate principal amount of 6.50% Senior Notes due April 1, 2005 (the "Seven-Year Notes"), the $200,000,000 aggregate principal amount of 7.20% Senior Debentures due April 1, 2028 (the "Thirty-Year Debentures" and, together with the Seven-Year Notes, the "Senior Notes") and the $450,000,000 aggregate principal amount of 6.40% Senior Notes due April 1, 2013, Mandatorily Tendered on April 1, 2003 (the "Mandatorily Tendered Notes" and, together with the Senior Notes, the "Notes") will each be issued as a separate series of senior debt securities under an Indenture, dated as of April 1, 1998 (as amended, modified or supplemented from time to time, the "Indenture"), between Occidental and The Bank of New York, as trustee (the "Trustee"). The following summary of certain provisions of the Notes and of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement referred to in the accompanying Prospectus. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture. This description of the particular terms of the Notes supplements, and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the accompanying Prospectus under the heading "Description of the Debt Securities," to which description reference is hereby made. The Notes are "Debt Securities" as that term is used in the accompanying Prospectus and are also referred to therein as the "Offered Securities." The term "Securities," as used under this caption, refers to all Debt Securities issuable from time to time under the Indenture and includes the Notes.

GENERAL

All Securities, including the Notes, to be issued under the Indenture will be senior unsecured obligations of Occidental and will rank pari passu with all other senior unsecured indebtedness of Occidental from time to time outstanding. The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder, and Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by Occidental for each series. Occidental may, from time to time, without the consent of the Holders of the Notes, provide for the issuance of Notes or other Securities under the Indenture in addition to the Notes offered hereby. As of the date of this Prospectus Supplement, no Securities were outstanding.

The Securities will be senior unsecured obligations of Occidental. However, substantially all of Occidental's operations are conducted through subsidiaries, and any right of Occidental to receive assets of any of its subsidiaries upon the liquidation or recapitalization of any such subsidiary (and the consequent right of Holders of the Securities to participate in those assets) will be subject to the claims of such subsidiary's creditors, except to the extent that Occidental is itself recognized as a creditor of such subsidiary. Even if Occidental is recognized as a creditor of a subsidiary, Occidental's claims would still be subject to any security interests in the assets of such subsidiary securing another creditor of such subsidiary and would be subject to any indebtedness or other liability of such subsidiary senior to Occidental's claims. Accordingly, by operation of the foregoing principles, the Securities will be effectively subordinated to all indebtedness and other liabilities, including trade accounts payable, of Occidental's subsidiaries. As of December 31, 1997, the total amount of indebtedness and other liabilities of such subsidiaries that would have been senior to the Holders' rights under the Securities within the meaning of the two preceding sentences was approximately $3.4 billion (excluding interest).

Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, at the Corporate Trust Office of the Trustee or at any other office or agency designated by Occidental for such purpose. Interest shall be calculated based on a 360-day year consisting of twelve 30-day months. The Notes will bear interest from April 1, 1998 at the respective rates per annum shown in the title of such series on the front cover of this Prospectus Supplement. Interest on the Notes will be payable semi-annually in arrears on April 1 and October 1 of each year (each, an "Interest Payment Date"), commencing on October 1, 1998, to the persons in whose names the Notes are registered at the close of business on March 15 and September 15, as the case may be, next preceding the related Interest Payment Date (each, a "Regular Record Date"). If any Interest Payment Date, maturity date or date of redemption of any Notes, or date of repurchase of Mandatorily Tendered Notes, falls on a day that is not a Business Day, the payment shall be made on the next Business Day with the same force and effect as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, maturity date, redemption date or repurchase date, as the case may be.

The Notes are not entitled to any mandatory redemption or sinking fund payments. The Notes are redeemable at the option of the Company on the terms set forth below. See "Optional Redemption."

THE SENIOR NOTES

The Seven-Year Notes and the Thirty-Year Debentures will be limited to $250,000,000 and $200,000,000, respectively, aggregate principal amount and will mature on April 1, 2005 and April 1, 2028, respectively.

THE MANDATORILY TENDERED NOTES

The Mandatorily Tendered Notes will be limited to $450,000,000 aggregate principal amount and will mature on April 1, 2013 (the "Final Maturity Date").

Until April 1, 2003 (the "Remarketing Date"), the Mandatorily Tendered Notes will bear interest from April 1, 1998 at the annual interest rate of 6.40% payable semiannually in arrears on each Interest Payment Date, commencing October 1, 1998, to the persons in whose names the Mandatorily Tendered Notes are registered on the Regular Record Date next preceding the related Interest Payment Date. If the Remarketing Dealer elects to remarket the Mandatorily Tendered Notes, except in the limited circumstances described herein, (i) the Mandatorily Tendered Notes will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date, on the terms and subject to the conditions described herein, and (ii) on and after the Remarketing Date, the Mandatorily Tendered Notes will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See "Tender of Mandatorily Tendered Notes; Remarketing" below.

Under the circumstances described below, the Mandatorily Tendered Notes are subject to redemption by Occidental from the Remarketing Dealer on the Remarketing Date. See "Redemption From Remarketing Dealer" below. If the Remarketing Dealer for any reason does not purchase all tendered Mandatorily Tendered Notes on the Remarketing Date or elects not to remarket the Mandatorily Tendered Notes, or in certain other limited circumstances described herein, Occidental will be required to repurchase the Mandatorily Tendered Notes from the Holders thereof on the Remarketing Date, at 100% of the principal amount thereof plus accrued interest, if any. See "Repurchase" below.

Tender of Mandatorily Tendered Notes; Remarketing

The following description sets forth the terms and conditions of the remarketing of the Mandatorily Tendered Notes, in the event that the Remarketing Dealer elects to purchase the Mandatorily Tendered Notes and remarket the Mandatorily Tendered Notes on the Remarketing Date (the "Remarketing Right").

Mandatory Tender. Provided that the Remarketing Dealer gives notice to Occidental and the Trustee on a Business Day not later than five Business Days prior to the Remarketing Date of its intention to purchase the Mandatorily Tendered Notes for remarketing (the "Notification Date"), each Mandatorily Tendered Note will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "Repurchase" or

"Redemption From Remarketing Dealer" below. The purchase price for the tendered Mandatorily Tendered Notes to be paid by the Remarketing Dealer will equal 100% of the principal amount thereof (interest accrued, if any, to the Remarketing Date will be paid by Occidental on such date to the persons in whose names the Mandatorily Tendered Notes are registered on the Regular Record Date immediately preceding the Remarketing Date). See "Notification of Results; Settlement" below. When the Mandatorily Tendered Notes are tendered for remarketing, the Remarketing Dealer may, under certain circumstances, remarket the Mandatorily Tendered Notes for its own account. From and after the Remarketing Date, the Mandatorily Tendered Notes will bear interest at the Interest Rate to Maturity. If the Remarketing Dealer elects to remarket the Mandatorily Tendered Notes, the obligation of the Remarketing Dealer to purchase the Mandatorily Tendered Notes on the Remarketing Date is subject, among other things, to the conditions that, since the Notification Date, no material adverse change in the consolidated financial condition of Occidental and its subsidiaries, taken as a whole, shall have occurred and that no Event of Default with respect to the Mandatorily Tendered Notes shall have occurred and be continuing. If for any reason the Remarketing Dealer does not purchase all tendered Mandatorily Tendered Notes on the Remarketing Date, Occidental will be required to repurchase the Mandatorily Tendered Notes from the Holders thereof at a price equal to the principal amount thereof plus accrued interest, if any, to the Remarketing Date. See "Repurchase" below.

The Interest Rate to Maturity shall be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") to the nearest one hundred-thousandth (0.00001) of one percent per annum and will be equal to 5.666% (the "Base Rate") plus the Applicable Spread (as defined below), which will be based on the Dollar Price (as defined below) of the Mandatorily Tendered Notes. The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the Holders of the Mandatorily Tendered Notes, Occidental and the Trustee.

The "Applicable Spread" will be the lowest bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate, obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the purchase by such Reference Corporate Dealer of the full aggregate principal amount of the Mandatorily Tendered Notes at the Dollar Price, assuming (i) an issue date equal to the Remarketing Date, with settlement on such date without accrued interest,
(ii) a maturity date equal to the Final Maturity Date, and (iii) a stated annual interest rate, payable semiannually on each Interest Payment Date, equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such bids obtained as described above.

"Dollar Price" means, with respect to the Mandatorily Tendered Notes, the present value determined by the Remarketing Dealer, as of the Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to the Remarketing Date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined below).

"Reference Corporate Dealers" mean leading dealers of publicly traded debt securities of Occidental in The City of New York (which, unless otherwise specified by the Remarketing Dealer, shall include the Remarketing Dealer or one of its affiliates) selected by Occidental, after consultation with the Remarketing Dealer, and notified to the Remarketing Dealer not later than one Business Day prior to the Determination Date; provided, that if the Company does not so notify the Remarketing Dealer by the close of business on the Business Day prior to the Determination Date, then such Reference Corporate Dealers shall be selected by the Remarketing Dealer.

"Treasury Rate" means, with respect to the Remarketing Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues (as defined below), assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount), equal to the Comparable Treasury Price (as defined below) for such Remarketing Date.

"Comparable Treasury Issues" means the current on-the-run (as such term is used by dealers in the United States Treasury securities market) ten-year United States Treasury security as set forth at 11:00 a.m., New York City time, on the Determination Date on "Telerate Page 500" (as defined below) (or such other page as may replace Telerate Page 500); provided, that if ten-year United States Treasury securities shall not have been issued within the twelve-month period preceding the Remarketing Date, "Comparable Treasury Issues" shall mean the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the term remaining to the Final Maturity Date of the Mandatory Tendered Notes being remarketed.

"Comparable Treasury Price" means, with respect to the Remarketing Date, (a) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) on the Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500) or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on the Determination Date, (i) the average of the Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in clause (a) above as may replace Dow Jones Markets Limited.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the Determination Date.

"Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., BancAmerica Robertson Stephens, Chase Securities Inc. and Morgan Stanley & Co. Incorporated (or their respective affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Remarketing Dealer shall substitute therefor another Primary Treasury Dealer.

"Remaining Scheduled Payments" means, with respect to the Mandatorily Tendered Notes, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the Remarketing Date to and including the Final Maturity Date, as determined by the Remarketing Dealer.

Notification of Results; Settlement. Provided the Remarketing Dealer has previously notified Occidental and the Trustee on the Notification Date of its intention to purchase all tendered Mandatorily Tendered Notes on the Remarketing Date, the Remarketing Dealer will notify Occidental, the Trustee and the DTC by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

All of the tendered Mandatorily Tendered Notes will be automatically delivered to the account of the Trustee, by book-entry through DTC pending payment of the purchase price therefor, on the Remarketing Date.

In the event that the Remarketing Dealer purchases the tendered Mandatorily Tendered Notes on the Remarketing Date, the Remarketing Dealer will make or cause the Trustee to make payment to the DTC participant of each tendering owner of a beneficial interest (a "Beneficial Owner") of Mandatorily Tendered Notes, by book-entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's tendered Mandatorily Tendered Notes, of 100% of the principal amount of the tendered Mandatorily Tendered Notes that have been purchased for remarketing by the Remarketing Dealer. If the Remarketing Dealer does not purchase all of the Mandatorily Tendered Notes on the Remarketing Date, Occidental will be required to make or cause to be made such payment for the Mandatorily Tendered Notes, as described below under "Repurchase." In any case, Occidental will make or cause the Trustee to make payment of interest due on the Remarketing Date to each person in whose name a Mandatorily Tendered Note is registered on the Regular Record Date immediately preceding the Remarketing Date by the close of business on the Remarketing Date.

The transactions described above will be executed on the Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC participants will be debited and credited and the Mandatorily Tendered Notes delivered by book-entry as necessary to effect the purchases and sales thereof. Transactions involving the sale and purchase of Mandatorily Tendered Notes remarketed by the Remarketing Dealer on and after the Remarketing Date will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

The tender and settlement procedures described above, including provisions for payment by purchasers of Mandatorily Tendered Notes in the remarketing or for payment to selling Beneficial Owners of tendered Mandatorily Tendered Notes, may be modified to the extent required by DTC or to the extent required to facilitate the tender and remarketing of Mandatorily Tendered Notes in certificated form, if the book-entry system is no longer available for the Mandatorily Tendered Notes at the time of the remarketing. In addition, the Remarketing Dealer may, in accordance with the terms of the Indenture, modify the tender and settlement procedures set forth above in order to facilitate the tender and settlement process.

As long as DTC's nominee holds the certificates representing any Mandatorily Tendered Notes in the book-entry system of DTC, no certificates for such Mandatorily Tendered Notes will be delivered by any selling Beneficial Owner to reflect any transfer of such Mandatorily Tendered Notes effected in the remarketing. In addition, under the terms of the Mandatorily Tendered Notes and the Remarketing Agreement (described below), Occidental has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, (i) it will use its commercially reasonable efforts to maintain the Mandatorily Tendered Notes in book-entry form with DTC or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the Mandatorily Tendered Notes in book-entry form, and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the Mandatorily Tendered Notes to be issued in certificated form.

For further information with respect to transfers and settlement through DTC, see "Description of the Notes; Book-Entry System" below.

The Remarketing Dealer. Occidental and the Remarketing Dealer are entering into a Remarketing Agreement, the general terms and provisions of which are summarized below.

The Remarketing Dealer will not receive any fees or reimbursement of expenses from Occidental in connection with the remarketing. Occidental will agree, under certain circumstances, to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933 (the "Act"), arising out of or in connection with its duties under the Remarketing Agreement.

In the event that the Remarketing Dealer elects to remarket the Mandatorily Tendered Notes as described herein, the obligation of the Remarketing Dealer to purchase the Mandatorily Tendered Notes from tendering Beneficial Owners of the Mandatorily Tendered Notes will be subject to several conditions precedent set forth in the Remarketing Agreement, including the conditions that, since the Notification Date, there shall not have been any material adverse change in the consolidated financial condition of Occidental and its subsidiaries, taken as a whole, and that no Event of Default with respect to the Mandatorily Tendered Notes shall have occurred and be continuing. In addition, the Remarketing Agreement will provide for the termination thereof by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events as set forth in the Remarketing Agreement.

No Holder or Beneficial Owner of any Mandatorily Tendered Notes shall have any rights or claims under the Remarketing Agreement or against the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such Mandatorily Tendered Notes.

The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective 10 days after the delivery to Occidental and the Trustee of notice of such resignation. In such case, it shall be the sole obligation of Occidental to appoint a successor Remarketing Dealer.

The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the Mandatorily Tendered Notes. The Remarketing Dealer may exercise any vote or join in any action which any Beneficial Owner of Mandatorily Tendered Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with Occidental as freely as if it did not act in any capacity under the Remarketing Agreement.

Repurchase

In the event that (i) the Remarketing Dealer for any reason does not notify Occidental of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the Determination Date, or (ii) prior to the Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date, or (iii) since the Notification Date, the Remarketing Dealer terminates the Remarketing Agreement due to the occurrence of a material adverse change in the consolidated financial condition of Occidental and its subsidiaries, taken as a whole, or an Event of Default with respect to the Mandatorily Tendered Notes shall have occurred and be continuing, or any other event constituting a termination event under the Remarketing Agreement, or (iv) the Remarketing Dealer does not elect to remarket the Mandatorily Tendered Notes, or (v) the Remarketing Dealer for any reason does not purchase all tendered Mandatorily Tendered Notes on the Remarketing Date, Occidental will repurchase the Mandatorily Tendered Notes as a whole on the Remarketing Date at a price equal to 100% of the principal amount thereof plus all accrued and unpaid interest, if any, on the Mandatorily Tendered Notes to the Remarketing Date. In any such case, payment will be made by Occidental to the registered holders of the Mandatorily Tendered Notes by book-entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such tendered Mandatorily Tendered Notes.

Redemption From Remarketing Dealer

If the Remarketing Dealer elects to remarket the Mandatorily Tendered Notes on the Remarketing Date, the Mandatorily Tendered Notes will be subject to mandatory tender to the Remarketing Dealer for remarketing on such date, in each case subject to the conditions described above under "Tender of Mandatorily Tendered Notes; Remarketing" and "Repurchase" and to Occidental's right to redeem the Mandatorily Tendered Notes from the Remarketing Dealer as described in the next sentence. Occidental will notify the Remarketing Dealer and the Trustee, not later than the close of business on the Business Day immediately preceding the Determination Date, if Occidental irrevocably elects to exercise its right to redeem the Mandatorily Tendered Notes, in whole but not in part, from the Remarketing Dealer on the Remarketing Date at the Optional Redemption Price.

The "Optional Redemption Price" shall be the greater of (i) 100% of the principal amount of the Mandatorily Tendered Notes and (ii) the sum of the present values of the Remaining Scheduled Payments thereon, as determined by the Remarketing Dealer, discounted to the Remarketing Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus in either case accrued and unpaid interest at a rate equal to 6.40% per annum on the principal amount being redeemed from the Remarketing Date to the date of redemption if payment in respect of such redemption occurs after the Remarketing Date. If Occidental elects to redeem the Mandatorily Tendered Notes, it shall pay the redemption price therefor in same-day funds by wire transfer to an account designated by the Remarketing Dealer on the Remarketing Date. No portion of the Optional Redemption Price shall be payable to any person other than the Remarketing Dealer.

OPTIONAL REDEMPTION

The Notes of each series will be redeemable, in whole or from time to time in part, at the option of Occidental at any time with respect to the Senior Notes and after the Remarketing Date with respect to the Mandatorily Tendered Notes at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed and (ii) an amount (determined by the Quotation Agent (as defined below)) equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of such series to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points in the case of the Seven-Year Notes and the Mandatorily Tendered Notes and 20 basis points in the case of the Thirty-Year Debentures, plus, in each case, accrued interest thereon to the date of redemption; provided, however, that installments of interest on the Notes whose stated maturity is on or prior to the relevant redemption date shall be payable to the Holders of such Notes registered as such at the close of business on the relevant Regular Record Dates.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of such Quotations, such average in any case to be determined by the Quotation Agent, or (iii) if only one Reference Treasury Dealer Quotation is received, such Quotation.

"Quotation Agent" means the Reference Treasury Dealer appointed by Occidental.

"Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancAmerica Robertson Stephens, Chase Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Occidental shall substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer(s) selected by Occidental.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in the City of New York preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the Notes of any series to be redeemed. Unless Occidental defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of the Notes of any series are to be redeemed, the Notes of such series (or portions thereof) to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

BOOK-ENTRY SYSTEM

Upon issuance, all Notes of the same series having the same original issue date, Stated Maturity and otherwise having identical terms and provisions will be represented by a single global security (each, a "Global Security"); provided, however, that if by reason of the foregoing, a single Global Security would exceed $200,000,000 in aggregate principal amount, one Global Security will be issued to represent each $200,000,000 of aggregate principal amount and an additional Global Security will be issued to represent any remaining principal amount. Each Global Security representing Notes of any series will be deposited with, or on behalf of, the Depositary identified below. Except as set forth below, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

The Depository Trust Company, New York, New York ("DTC") will be the initial Depositary with respect to the Notes. DTC has advised Occidental that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

Upon the issuance by Occidental of Notes of any series represented by a Global Security, the Depositary will credit, in its book-entry registration and transfer system, the respective principal amounts of the Notes of such series represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the Underwriters or Occidental, if such Notes are offered and sold directly by Occidental. Ownership of beneficial interests in a Global Security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Notes of any series represented by a Global Security or Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants in the Depositary), or by participants in the Depositary or persons that may hold interests through such participants (with respect to persons other than participants in the Depositary). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security, for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Notes of any series represented by a Global Security or Securities will not be entitled to have Notes of such series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of and interest, if any, on the Notes of any series represented by a Global Security registered in the name of the Depositary or its nominee will be made by Occidental through the Trustee to the Depositary or its nominee, as the case may be, as the registered owner of a Global Security. None of Occidental, the Trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Occidental expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Security, will immediately credit the accounts of the related participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Security as shown on the records of the Depositary. Occidental also expects that payments by participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

If the Depositary with respect to any Global Security or Securities is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by Occidental within 90 days, Occidental will issue Notes in definitive form in exchange for the Notes represented by such Global Security or Securities. In addition, with respect to the Senior Notes, Occidental may at any time and in its sole discretion determine not to have a Global Security or Securities, and, in such event, will issue Senior Notes in definitive form in exchange for the Senior Notes represented by such Global Security or Securities.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Mandatorily Tendered Notes. Unless otherwise stated, this summary deals only with Mandatorily Tendered Notes held as capital assets (generally, assets held for investment under the Code) by holders who purchase the Mandatorily Tendered Notes upon original issuance. The tax treatment of a holder of Mandatorily Tendered Notes may vary depending upon his particular situation. This summary does not address all of the tax consequence that may be relevant to holders who may be subject to special tax treatment such as insurance companies, broker-dealers, tax-exempt organizations, or, except to the extent described below, foreign taxpayers. In addition, this summary does not address any aspects of state, local, or foreign tax laws. This summary is based on the United States federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. Each investor is urged to consult his tax advisor as to the particular consequences of purchasing, owning and disposing of Mandatorily Tendered Notes, including the application and effect of United States federal, state, local, and foreign tax laws.

Although there is no authority on point characterizing instruments such as the Mandatorily Tendered Notes, and the matter is not free from doubt, the Mandatorily Tendered Notes should be treated as fixed rate debt instruments that mature on the Remarketing Date. Under this characterization, each holder should include in income the interest paid or accrued on the Mandatorily Tendered Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of the Mandatorily Tendered Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Mandatorily Tendered Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Mandatorily Tendered Notes at the time of sale, exchange, redemption or other disposition. A holder's adjusted tax basis in the Mandatorily Tendered Notes will generally equal the holder's purchase price for such Mandatorily Tendered Notes.

It is possible, however, that the Internal Revenue Service may assert that the Mandatorily Tendered Notes should be subject to different tax treatment, which could result in less favorable tax consequences to holders of Mandatorily Tendered Notes. For example, the Internal Revenue Service could assert that the Mandatorily Tendered Notes are subject to certain Treasury Regulations dealing with contingent debt obligations, in which case a holder could be required (regardless of such holder's usual method of accounting) to include annually in its ordinary taxable income amounts in excess of actual cash payments received. In addition, any gain recognized upon the sale, retirement or other disposition of a

Mandatorily Tendered Note would be treated as interest income, while any loss recognized upon such events would generally be treated as ordinary loss to the extent of the prior accruals of interest.

        ERISA CONSIDERATIONS RELATING TO THE MANDATORILY TENDERED NOTES

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in section 4975(e)(1) of the Code, including individual retirement accounts or Keogh plans, (c) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each a "Plan") and (d) persons who have certain specified relationships to such Plans ("Parties-in-Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the United States Supreme Court in John Hancock Life Ins. v. Harris Trust and Sav. Bank, 114 S. Ct. 517 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract). ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA, and ERISA and the Code prohibit certain transactions between a Plan and Parties-in-Interest or Disqualified Persons with respect to such Plan.

Occidental and the Remarketing Dealer, because of their activities or the activities of their respective affiliates, may be considered to be Parties-In-Interest or Disqualified Persons with respect to certain Plans. If the Mandatorily Tendered Notes are acquired by a Plan with respect to which Occidental or the Remarketing Dealer is, or subsequently becomes, a Party-in-Interest or Disqualified Person, the purchase, holding or sale of Mandatorily Tendered Notes could be deemed to be a direct or indirect violation of the prohibited transaction rules of ERISA and the Code unless such transaction were subject to one or more statutory or administrative exemptions (such as Prohibited Transaction Class Exemption("PTCE") 75-1, which exempts certain transactions involving employee benefit plans and certain broker-dealers, reporting dealers and banks; PTCE 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; PTCE 84-14, which exempt certain transactions effected on behalf of a Plan by a "qualified professional asset manager"; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; or PTCE 96-23, which exempts certain transactions effected on behalf of a Plan by an "in-house asset manager").

Accordingly, prior to making an investment in the Mandatorily Tendered Notes, a Plan should determine whether Occidental or the Remarketing Dealer may become a Party-In-Interest or Disqualified Person with respect to such Plan and, if so, whether such transaction is subject to one or more statutory or administrative exemptions, including those described above.

Prior to making an investment in Mandatorily Tendered Notes, each Plan fiduciary contemplating such an investment should consult with its legal advisors concerning the impact of ERISA and the Code and the potential consequences of such investment with respect to their specific circumstances. Moreover, each Plan fiduciary should take into account, among other considerations, whether the fiduciary has the authority to make the investment on behalf of the Plan; whether the purchase, holding or sale of Mandatorily Tendered Notes would constitute a direct or indirect transaction with any Party-in-Interest or Disqualified Persons with respect to the Plan; and whether under the general fiduciary standards of investment procedure and diversification an investment in Mandatorily Tendered Notes is prudent and appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, Occidental has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters (for whom J.P. Morgan Securities Inc. is acting as book manager in the case of the Senior Notes and for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as book manager in the case of the Mandatorily Tendered Notes) has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                             ------------------------------------
                                             PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                                              OF SEVEN-YEAR       OF THIRTY-YEAR
               UNDERWRITERS                       NOTES             DEBENTURES
               ------------                  ----------------    ----------------
J.P. Morgan Securities Inc.                    $ 50,000,000        $ 40,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated                        50,000,000          40,000,000
BancAmerica Robertson Stephens                   50,000,000          40,000,000
Chase Securities Inc.                            50,000,000          40,000,000
Morgan Stanley & Co. Incorporated                50,000,000          40,000,000
                                               ------------        ------------
             Total                             $250,000,000        $200,000,000
                                               ============        ============

                                                                 ----------------
                                                                 PRINCIPAL AMOUNT
                                                                  OF MANDATORILY
               UNDERWRITERS                                       TENDERED NOTES
               ------------                                      ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated                                          $ 90,000,000
J.P. Morgan Securities Inc.                                          90,000,000
BancAmerica Robertson Stephens                                       90,000,000
Chase Securities Inc.                                                90,000,000
Morgan Stanley & Co. Incorporated                                    90,000,000
                                                                   ------------
             Total                                                 $450,000,000
                                                                   ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Notes if any are taken.

The Underwriters initially propose to offer the Notes directly to the public at the public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of .375% of the principal amount in the case of the Seven-Year Notes, not in excess of .500% of the principal amount in the case of the Thirty-Year Debentures and not in excess of .350% of the principal amount in the case of the Mandatorily Tendered Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering prices and such concessions may be changed.

Each series of the Notes will be a new issue of securities with no established trading market. Occidental does not intend to apply for listing of any series of the Notes on a national securities exchange, but has been advised by the Underwriters that they intend to make a market in each series of the Notes. The Underwriters are not obligated, however, to make a market in any series of the Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or trading market for, any series of the Notes.

Occidental has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In the ordinary course of their respective businesses, the Underwriters or their affiliates have engaged, are engaging and may in the future engage in investment banking, financial advisory and/or commercial banking transactions with Occidental and its affiliates.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriters may overallot in connection with the offerings of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the prices of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

                                 LEGAL MATTERS

Certain matters with respect to the legality of the securities being offered hereby will be passed upon for Occidental by Robert E. Sawyer, Esq., Associate General Counsel of Occidental, and by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Mr. Sawyer beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding common stock of Occidental. Skadden, Arps, Slate, Meagher & Flom LLP has represented each of the Underwriters from time to time on various unrelated legal matters. Brown & Wood LLP, Los Angeles, California will act as counsel for the Underwriters.

PROSPECTUS

                        OCCIDENTAL PETROLEUM CORPORATION

(LOGO)

                             SENIOR DEBT SECURITIES

                            ------------------------

     Occidental Petroleum Corporation ("Occidental") may offer from time to time pursuant to this Prospectus its senior unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Debt Securities will be limited to $750,000,000 aggregate public offering price (or, if applicable, the equivalent thereof in any foreign currency or composite currency or currency unit, based on the applicable exchange rate in effect at the time of the sale of such Debt Securities). The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in one or more Prospectus Supplements.

     The terms of each series of Debt Securities, including, where applicable, the specific designation, the aggregate principal amount, the authorized denominations, the maturity, the rate or rates and the time or times of payment of any interest, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, the initial public offering price, the proceeds to Occidental and any other specific terms in connection with the offering and sale of such series will be set forth in one or more Prospectus Supplements. As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of Occidental if so specified in an applicable Prospectus Supplement, in any other currency or in composite currencies or currency units or in amounts determined by reference to an index. This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

     The Debt Securities may be sold to or through one or more underwriters or dealers, directly by Occidental, or through one or more agents designated from time to time. See "Plan of Distribution." If any underwriter or agent of Occidental is involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the name of such underwriter or agent and any applicable commission or discount will be set forth in a Prospectus Supplement. The net proceeds to Occidental from such sale also will be set forth in such Prospectus Supplement.

     The Debt Securities may be issued in registered form or bearer form or both. Debt Securities issued in bearer form may be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. If the Debt Securities of any series are issuable in bearer form, certain limitations on such issuance will be set forth in an applicable Prospectus Supplement.

     For a discussion of certain United States Federal income tax consequences to holders of Debt Securities, see "United States Taxation."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 26, 1998.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OCCIDENTAL OR ANY UNDERWRITER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                             AVAILABLE INFORMATION

     Occidental has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the Debt Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Debt Securities offered hereby, reference is made to the Registration Statement and exhibits thereto, which may be inspected without charge at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

     Occidental is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at, and, upon payment of the Commission's customary charges, copies may be obtained from, the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at the above Washington, D.C. address at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy statements and other information filed electronically with the Commission. The address of such Web site is http://www.sec.gov. Such material should also be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York and the Pacific Exchange, 115 Sansome Street, Suite 1104, San Francisco, California.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by Occidental with the Commission, are hereby incorporated by reference in this Prospectus:

           (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

          (ii) Current Reports on Form 8-K, dated January 26, 1998, January 30, 1998, January 31, 1998, February 11, 1998, and February 12, 1998.

     All documents filed by Occidental pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Occidental will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Occidental Petroleum Corporation, 10889 Wilshire Boulevard, Los Angeles, California 90024, Attention: David C. Yen, Vice President and Treasurer (telephone (310) 208-8800).
                            ------------------------

     Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars" or "U.S.$").

                        OCCIDENTAL PETROLEUM CORPORATION

     Occidental, a Delaware corporation, explores for, develops, produces and markets crude oil and natural gas and manufactures and markets a variety of chlorovinyls, specialty chemicals and petrochemicals. Occidental conducts its principal operations through two subsidiaries: Occidental Oil and Gas Corporation and Occidental Chemical Corporation. Occidental's executive offices are located at 10889 Wilshire Boulevard, Los Angeles, California 90024; telephone (310) 208-8800.

                                USE OF PROCEEDS

     Unless otherwise indicated in an applicable Prospectus Supplement, Occidental intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, primarily the retirement of outstanding indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following are Occidental's total enterprise ratios of earnings to fixed charges for each of the periods indicated:

                     YEARS ENDED DECEMBER 31,
------------------------------------------------------------------
 1997           1996           1995           1994           1993
------         ------         ------         ------         ------
  1.55           2.08           1.75             (a)            (a)

---------------

(a) Earnings were inadequate to cover fixed charges by $298 million in 1994 and $224 million in 1993.

     Earnings are based on Occidental's consolidated income from continuing operations, before taxes on income (other than foreign oil and gas taxes) and before fixed charges. Fixed charges consist of interest and debt expense, including the proportionate share of interest and debt expense of 50-percent-owned equity investments, the portion of lease rentals representative of the interest factor and preferred dividends to minority stockholders of subsidiaries adjusted to a pretax basis.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent to which such general provisions may apply to the Offered Securities will be described in a Prospectus Supplement relating to such Offered Securities.

     The Debt Securities will be issued under an Indenture, to be dated as of April 1, 1998 (the "Indenture"), between Occidental and The Bank of New York, as trustee (the "Trustee"). The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and holders of the Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Debt Securities and of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, the proposed form of which has been filed as an exhibit to the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in the Indenture. The term "Securities," as used under this caption, refers to all securities issued or issuable from time to time under the Indenture and includes the Debt Securities.

GENERAL

     The Indenture will not limit the aggregate principal amount of Securities that may be issued thereunder, and Securities may be issued thereunder from time to time as a single series or in two or more separate series. As of the date of this Prospectus, Occidental has authorized the issuance under the Indenture of up to $750,000,000 aggregate public offering price of the Debt Securities, none of which was outstanding as of the date of this Prospectus. The Indenture will not limit the ability of Occidental or its subsidiaries to incur additional unsecured indebtedness.

     Reference is made to the Prospectus Supplement that accompanies this Prospectus for a description of the specific terms of the Offered Securities to which such Prospectus Supplement relates, including, without limitation: (i) the title of the Offered Securities; (ii) any limit on the aggregate principal amount of the Offered Securities; (iii) whether the Offered Securities are to be issuable as Registered Securities, Bearer Securities or both, whether the Offered Securities may be represented by a Security in temporary or definitive global form, and, if so, the initial Depositary with respect to such temporary or definitive global Security, and, if other than as provided in Section 304 or
Section 305 of the Indenture, as applicable, whether, and the circumstances under which, beneficial owners of interests in any such temporary or definitive global Security may exchange such interests for Securities of such series of like tenor and of any authorized form and denomination; (iv) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued; (v) the date or dates on which the principal of the Offered Securities is payable or the method of determination thereof; (vi) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, or the method of calculating such rate or rates and the date or dates from which such interest, if any, will accrue; (vii) the Interest Payment Dates on which such interest, if any, on the Offered Securities will be payable and the Regular Record Date for any interest payable on any Offered Securities that are Registered Securities on any Interest Payment Date; (viii) the person to whom any interest will be payable on any Offered Security that is a Registered Security, if other than the person in whose name the Offered Security is registered at the close of business on the Regular Record Date for the payment of such interest; (ix) the manner in which, or the person to whom, any interest on any Offered Security that is a Bearer Security will be payable, if other than upon presentation and surrender of the coupons appertaining thereto, and the extent to which, and the manner in which, any interest payable on a temporary or definitive global Security on an Interest Payment Date will be paid; (x) any mandatory or optional sinking fund or analogous provisions and any provisions for the remarketing of the Offered Securities; (xi) each office or agency where, subject to the terms of the Indenture as described below under "Payment and Paying Agents," the principal of and interest, if any, on the Offered Securities will be payable and each office or agency where, subject to the terms of the Indenture as described below under "Form, Exchange, Registration and Transfer," the Offered Securities may be presented for exchange and Offered Securities that are Registered Securities may be presented for registration of transfer; (xii) the date, if any, after or on which, and the price or prices at which, the Offered Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which any Offered Securities that are Registered Securities will be issuable, if other than the denomination of $1,000 and any integral multiple thereof, and the denominations in which any Offered Securities that are Bearer Securities will be issuable, if other than denominations of $5,000 and $100,000; (xiv) the currency or currencies, including composite currencies or currency units, for which the Offered Securities may be purchased or in which the Offered Securities may be denominated, and/or in which the payment of principal of and interest, if any, on the Offered Securities shall be payable, if other than U.S. dollars, and, if other than U.S. dollars, whether the Offered Securities may be satisfied and discharged other than as provided in Article Four of the Indenture; (xv) if the amounts of payments of principal of and interest, if any, on the Offered Securities are to be determined by reference to an index, formula or other method, or based on a coin or currency other than that in which the Offered Securities are stated to be payable, the manner in which such amounts shall be determined and the calculation agent, if any, with respect thereto; (xvi) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities that will be payable upon declaration of acceleration of the Maturity thereof pursuant to an Event of Default; (xvii) if other than as defined in the Indenture, the meaning of "Business Day" when used with respect to the Offered Securities; (xviii) if the Offered Securities may be issued or delivered (whether upon original issuance or upon exchange of a temporary Security of such series or otherwise), or any installment of principal or interest is payable, only upon receipt of certain certificates or other documents or satisfaction of other conditions in addition to those specified in the Indenture, the forms and terms of such certificates, documents or conditions; (xix) any addition to, or modification or deletion of, any Event of Default, covenant of Occidental or other term or provision specified in the Indenture with respect to the Offered Securities; and
(xx) any other terms of the Offered Securities whether or not consistent with the provisions of the Indenture. Any such Prospectus Supplement also will describe any special provisions for the payment of additional amounts with respect to the Offered Securities. The variable terms of the Securities are subject to change from time to time, but no such change will affect any Security already issued or as to which an offer to purchase has been accepted by Occidental.

     Securities may be issued as Discount Securities, which may be sold at a discount below their principal amount. Special United States Federal income tax considerations applicable to Securities issued at an original issue discount, including Discount Securities, are described generally under "United States Taxation -- Original Issue Discount" and may be described in more detail in any applicable Prospectus Supplement. Special United States Federal tax considerations and other restrictions or terms applicable to any Offered Securities that are (i) issuable in bearer form, (ii) offered exclusively to Non-United States Holders (as defined in the Indenture) or (iii) denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     The Securities of a series may be issued solely as Registered Securities, solely as Bearer Securities (with or without coupons attached) or as both Registered Securities and Bearer Securities. Securities of a series may be issuable in whole or part in the form of one or more global Securities, as described below under "Global Securities."

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the Holder, subject to the terms of the Indenture, Bearer Securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and such interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture. Bearer Securities will not be issued in exchange for Registered Securities.

     Securities may be presented for exchange as provided above, and, unless otherwise indicated in an applicable Prospectus Supplement, Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Security Registrar or at the office of any transfer agent designated by Occidental for such purpose with respect to any series of Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such exchange or transfer, as the case may be, will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. Occidental has initially appointed the Trustee as Security Registrar. If a Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) designated by Occidental with respect to any series of Securities, Occidental may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Securities of a series are issuable only as Registered Securities, Occidental will be required to maintain a transfer agent in each Place of Payment for such series, and, if Securities of a series are issuable as Bearer Securities, Occidental will be required to maintain a transfer agent in New York City and in a Place of Payment for such series located outside the United States. Occidental may at any time designate additional transfer agents with respect to any series of Securities.

     Occidental will not be required to (i) issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending (subject to certain exceptions) at the close of business on
(a) if Securities of the
series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (b) if Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and of like tenor and principal amount that is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on Registered Securities will be made at the office of such Paying Agent or Paying Agents as Occidental may designate from time to time, except that, at the option of Occidental, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto, as such address shall appear in the Security Register, or (ii) by wire transfer to an account maintained by the Person entitled thereto, as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on a Registered Security will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest installment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at the offices of such Paying Agent or Paying Agents outside the United States as Occidental may designate from time to time, or by check mailed to an address or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, any payment of an installment of interest on any Bearer Security will be made only against surrender of the coupon relating to such interest installment.

     Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee, acting through its Corporate Trust Office, will be designated as Occidental's sole Paying Agent for payments with respect to Securities that are issuable solely as Registered Securities and as Occidental's Paying Agent in the Borough of Manhattan, The City of New York, for payments with respect to Securities (subject to any limitations described in any applicable Prospectus Supplement) that are issuable as Bearer Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by Occidental for the Offered Securities will be named in an applicable Prospectus Supplement. Occidental may at any time designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Securities of a series are issuable only as Registered Securities, Occidental will be required to maintain a Paying Agent in each Place of Payment for such series, and, if Securities of a series are issuable as Bearer Securities, Occidental will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York, for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described in the Indenture, but not otherwise) and (ii) a Paying Agent in a Place of Payment located outside the United States where Securities of such series and any related coupons may be presented and surrendered for payment; provided, however, that if the Securities of such series are listed on The London Stock Exchange or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, Occidental will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States, as the case may be, for the Securities of such series.

     All moneys paid by Occidental to a Paying Agent for the payment of principal of or interest, if any, on any Security that remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to Occidental, and the Holder of such Security or any coupon will thereafter look only to Occidental for payment thereof.

GLOBAL SECURITIES

     The Securities of a series may be issued in whole or in part in global form. A Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Security may be issued in either registered or bearer form and in either temporary or definitive form. A Security in global form may not be transferred, except as a whole by the Depositary for such Security to a nominee of such Depositary, or by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If any Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Security may exchange such interests for definitive Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Security and the specific terms of the depositary arrangement with respect to any such global Security.

CERTAIN COVENANTS OF OCCIDENTAL

     Limitation on Liens. Occidental will not, nor will it permit any Consolidated Subsidiary (as defined below) to, incur, create, assume, guarantee or otherwise become liable with respect to any Secured Debt (as defined below), unless the Securities are secured equally and ratably with (or prior to) such Secured Debt. This covenant will not apply to: (i) Liens (as defined below) existing on the date of the Indenture; (ii) Liens existing on property of, or on any shares of stock or Indebtedness of, any corporation at the time such corporation becomes a Consolidated Subsidiary; (iii) Liens in favor of Occidental or a Consolidated Subsidiary; (iv) Liens in favor of governmental bodies to secure progress, advance or other payments; (v) Liens existing on property, shares of stock or Indebtedness at the time of acquisition thereof (including acquisition through merger or consolidation) or Liens to secure the payment of all or any part of the purchase price thereof or the cost of construction, installation, renovation, improvement or development thereon or thereof or to secure any Indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such shares or Indebtedness for the purpose of financing all or any part of the purchase price or cost thereof; and (vi) any extension, renewal or refunding of any Liens referred to in the foregoing clauses (i) through (v). Notwithstanding the foregoing, Occidental and one or more Consolidated Subsidiaries may incur, create, assume, guarantee or otherwise become liable with respect to Secured Debt that would otherwise be subject to the foregoing restrictions if, after giving effect thereto, the aggregate amount of all Secured Debt, together with all Discounted Rental Value (as defined below) in respect of sale and leaseback transactions subject to the restrictions discussed in the following paragraph (excluding sale and leaseback transactions exempted from such restrictions pursuant to clause (i) or (ii) of the last sentence of such paragraph), would not exceed 10% of consolidated Net Tangible Assets (as defined below) of Occidental and its consolidated subsidiaries.

     Limitation on Sale and Leaseback Transactions. Occidental will not nor will it permit any Consolidated Subsidiary to sell and lease back any Principal Domestic Property (as defined below) unless: (i) the transaction is one in which the sale has occurred within 360 days after the later of the acquisition, completion of construction or commencement of full operations of the Principal Domestic Property; (ii) Occidental or such Consolidated Subsidiary could subject such Principal Domestic Property to a Lien pursuant to the provisions described above under "Limitation on Liens" in an amount equal to the Discounted Rental Value with respect to the sale and leaseback transaction without equally and ratably securing the Securities; or (iii) Occidental or such Consolidated Subsidiary, within 120 days after such sale, applies or causes to be applied to the retirement of its Funded Debt (as defined below) an amount (subject to credits for certain voluntary retirements of Funded Debt) not less than the greater of (a) the net proceeds of the sale of the Principal Domestic Property leased pursuant to such arrangement or (b) the fair value (as determined in any manner approved by the Board of Directors of Occidental) of the Principal Domestic Property so leased. This restriction will not apply to any sale and leaseback transaction (i) between Occidental and a Consolidated

Subsidiary or between Consolidated Subsidiaries or (ii) involving the taking back of a lease for a period, including renewals, of not more than three years.

     Other than the limitations in the Indenture on Liens and sale and leaseback transactions described above, the provisions of the Indenture do not afford Holders of the Debt Securities protection in the event of a highly leveraged transaction, reorganization, restructuring, change in control, merger or similar transaction involving Occidental that may adversely affect Holders of the Debt Securities.

CERTAIN DEFINITIONS

     "Consolidated Subsidiary" means any Subsidiary included in the financial statements of Occidental and its Subsidiaries prepared on a consolidated basis in accordance with generally accepted accounting principles.

     "Discounted Rental Value" means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent (after deducting the amount of rent to be received by such Person under noncancelable subleases) required to be paid by such Person under such lease during the remaining noncancelable term thereof (including any such period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum of 11 3/4%. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. If and to the extent the amount of any rent during any future period is not definitely determinable under the lease in question, the amount of such rent shall be estimated in such reasonable manner as the Board of Directors of Occidental may in good faith determine.

     "Funded Debt" means all Indebtedness maturing one year or more from the date of the creation thereof, all Indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more, even though such Indebtedness may also conform to the definition of Short-Term Borrowing.

     "Lien" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance to secure Indebtedness for borrowed money but excluding any security interest which a lessor may be deemed to have under a lease and any lien which may be deemed to exist under a Production Payment or under any subordination arrangement. "Production Payment" means any economic interest in oil, gas or mineral reserves which (i) entitles the holder thereof to a specified share of future production from such reserves, free of the costs and expenses of such production and (ii) terminates when a specified quantity of such share of future production from such reserves has been delivered or a specified sum has been realized from the sale of such share of future production from such reserves.

     "Net Tangible Assets" of any specified Person means the total of all assets properly appearing on a balance sheet of such Person prepared in accordance with generally accepted accounting principles, after deducting from such total, without duplication of deductions, (i) all Current Liabilities of such Person;
(ii) that portion of the book amount of all such assets which would be treated as intangibles under generally accepted accounting principles, including, without limitation, all such items as goodwill, trademarks, trade names, brands, copyrights, patents, licenses and rights with respect to the foregoing and unamortized debt discount and expense; and (iii) the amount, if any, at which any stock of such Person appears on the asset side of such balance sheet.

     "Principal Domestic Property" means any (i) developed oil or gas producing property or (ii) processing or manufacturing plant, in each case which as of the date of the Indenture is or thereafter is owned or leased by Occidental or any Consolidated Subsidiary and which is located in the continental United States (provided, however, that any such property or plant declared by the Board of Directors by Board Resolution not to be of material importance to the business of Occidental and its Consolidated Subsidiaries taken as a whole will be excluded from the foregoing definition).

     "Secured Debt" means any Indebtedness of Occidental or any Consolidated Subsidiary, secured by a Lien on any Principal Domestic Property or on any shares of stock or on any Indebtedness of any Consolidated Subsidiary which owns any Principal Domestic Property.

MERGER AND CONSOLIDATION

     Occidental may consolidate with or merge into any other corporation, and Occidental may convey, transfer or lease its properties and assets substantially as an entirety to any Person, provided that: (i) the corporation formed by such consolidation or into which Occidental is merged, or the Person that acquires by conveyance or transfer or which leases the properties and assets of Occidental substantially as an entirety, shall be organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of and interest on the Securities and the performance of every covenant of the Indenture and the Securities on the part of Occidental to be performed or observed; and (ii) immediately after giving effect to such transaction, no Event of Default (as described below), and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to each series of Securities individually: (i) default in the payment of any installment of interest on any Security of such series when due, continued for 30 days; or (ii) default in the payment of the principal of any Security of such series when due; or (iii) default in the performance, or breach, of any other covenant or warranty of Occidental in the Indenture (other than a covenant or warranty that is solely for the benefit of other series of the Securities), continued for 60 days after written notice by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities of such series; or
(iv) acceleration of any indebtedness for money borrowed by Occidental under the terms of the instrument under which such indebtedness is or may be outstanding, if such indebtedness is not discharged or such acceleration is not annulled or rescinded within 20 days after written notice by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities of such series (provided, that no Event of Default under this clause (iv) shall be deemed to exist as a result of an acceleration of any such indebtedness if the principal of and interest on such indebtedness, when added to the principal of and interest on all other such indebtedness which has been accelerated as aforesaid (excluding any such indebtedness which has been discharged or as to which the acceleration has been duly rescinded or annulled), shall not exceed $50,000,000); or (v) certain events of bankruptcy, insolvency or reorganization of Occidental; or (vi) any other event designated in the relevant Prospectus Supplement as an "Event of Default" with respect to the Securities of such series. If an Event of Default with respect to the Securities of any series occurs and is continuing, the Trustee or Holders of not less than 25% in principal amount of the Outstanding Securities of such series may declare the principal amount (or, if any of the Securities of such series are Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) of all of the Securities of such series to be due and payable immediately. Under certain circumstances, the Holders of a majority in principal amount of the Outstanding Securities of such series may rescind such a declaration.

     The Holders of a majority in principal amount of the Outstanding Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series, provided that, among other things, such direction is not in conflict with any rule of law or the Indenture. In case an Event of Default occurs (and is not cured), the Trustee is required to exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Securities of any series, unless such Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with any such request or direction.

MODIFICATION AND WAIVER

     Occidental and the Trustee may execute a supplemental indenture, without the consent of the Holders of the Securities or any related coupons: (i) to add to the covenants, agreements and obligations of Occidental for the benefit of the Holders of all the Securities of any series or to surrender any right or power conferred in the Indenture upon Occidental; (ii) to evidence the succession of another person to Occidental and the assumption by it of the covenants of Occidental in the Indenture and the Securities; (iii) to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal of or interest, if any, on Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Securities in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Securities of any series or any related coupons in any material respect; (iv) to establish the form or terms of Securities of any series and any related coupons as permitted by Sections 201 and 301 of the Indenture; (v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (vi) to cure any ambiguity or correct any inconsistency in the Indenture or make other changes, provided that no such action shall adversely affect the interests of the Holders of the Securities; (vii) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Securities), provided that any such addition, change or elimination neither (a) applies to any Security of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision nor (b) modifies the rights of the Holder of any such Security with respect to such provision; or (viii) to secure the Securities.

     With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of the series affected by such supplemental indenture, Occidental and the Trustee also may execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Securities or modify in any manner the rights of the holders of the Securities of such series and any related coupons under the Indenture, provided that no such supplemental indenture will, without the consent of the Holder of each Outstanding Security affected thereby:
(i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Security, or reduce the amount of principal of any such Discount Security that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, or any premium payable on, any such Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Security; (v) reduce the above-stated percentage of Holders of Securities of any series necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage in principal amount of Outstanding Securities of any series necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the Outstanding Securities of any series may waive certain past defaults and may waive compliance by Occidental with certain of the restrictive covenants in the Indenture (including the restrictive covenants described above under "Certain Covenants of Occidental") with respect to the Securities of such series.

DISCHARGE

     Unless otherwise indicated in an applicable Prospectus Supplement, Occidental may terminate at any time its obligations under the Indenture with respect to the Securities of any series by (i)(a) delivering all Outstanding Securities of such series to the Trustee for cancellation or (b) depositing with the Trustee funds or non-callable United States government obligations sufficient to pay all remaining principal and interest on the Securities of such series and (ii) complying with certain other provisions of the Indenture. See "United States Taxation -- Defeasance of Debt Securities."

REPORTS

     Occidental is required to furnish to the Trustee annually (i) a statement as to the fulfillment by Occidental of all of its covenants under the Indenture and (ii) within 20 days after the occurrence thereof, notice of each acceleration which, with the giving of notice and the lapse of time, would be an Event of Default, as described above in clause (iv) under "Events of Default."

THE TRUSTEE

     The Trustee is a New York banking corporation. The Trustee is a participating lender under a revolving credit agreement of Occidental and provides commercial banking services to Occidental and certain of its subsidiaries. The Indenture contains certain limitations on the rights of the Trustee, as a creditor of Occidental, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with Occidental and its subsidiaries; provided, however, that if the Trustee acquires any conflicting interest at such time as a default is pending under the Indenture, it must (with certain exceptions) eliminate such conflict or resign.

                             UNITED STATES TAXATION

GENERAL

     Set forth below is a summary of certain Federal income tax considerations of importance to the original purchasers of the Debt Securities. The summary does not discuss all of the aspects of Federal income taxation that may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss any foreign, state or local income or other tax considerations. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and on regulations, rulings and decisions that are now in effect, all of which are subject to change, possibly retroactively. Prospective purchasers of the Debt Securities are advised to consult with their tax advisors regarding the Federal, state, local and foreign income and other tax consequences of purchasing, holding and disposing of the Debt Securities. Special Federal tax considerations and other restrictions or terms applicable to any Debt Securities that are issuable as Bearer Securities, offered exclusively to Non-United States Holders or denominated in a currency other than United States dollars will be set forth in an applicable Prospectus Supplement.

     For purposes of this summary, "Non-United States Holder" means any person who, for Federal income tax purposes, is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

ORIGINAL ISSUE DISCOUNT

     Debt Securities with a term greater than one year may be issued with original issue discount for Federal income tax purposes. Original issue discount may arise because the stated principal amount at maturity of a Debt Security exceeds its issue price by more than a de minimis amount or because of certain interest payment characteristics of the Debt Security (e.g., interest holidays, interest payable in additional Debt Securities, stepped rates or rates based on multiple indices). If the Debt Securities are issued with original issue discount, holders of the Debt Securities will be required to include amounts in gross income for Federal income tax purposes in advance of the receipt of the cash to which such income is attributable. The amount of original issue discount to be included in income in any tax period will be determined using a constant yield-to-maturity method that will result in the allocation of less original issue discount to the earlier years of the term of the Debt Securities and more original issue discount to the later years. Any amounts included in income as original issue discount will increase a holder's tax basis in the Debt Security. Any special Federal income tax considerations that may be applicable to Debt Securities that (i) provide for interest at one or more variable rates; or (ii) provide for any amounts of payments of interest or principal to be determined by reference to an index, formula or other method, or based on a currency other than that in which the Debt Securities are stated to be payable, will be set forth in the applicable Prospectus Supplement or any Pricing Supplement thereto.

     Occidental will report annually to the Internal Revenue Service and each holder the original issue discount accrued with respect to the Debt Securities. Prospective holders are advised to consult their tax advisors with respect to the particular original issue discount characteristics of the Debt Security that is being purchased.

ACQUISITION DISCOUNT

     Debt Securities that have a fixed maturity of one year or less may be issued with acquisition discount. Acquisition discount may arise for the reasons stated above with respect to original issue discount. Accrual basis taxpayers and taxpayers in certain specified classes would be required to include acquisition discount in income currently, in an amount and manner similar to that applicable to original issue discount. Individuals and other cash basis taxpayers holding such Debt Securities are not required, but may elect, to include accrued acquisition discount in income until the cash attributable to such amounts is received, which amounts will be treated as ordinary income. A holder who does not recognize acquisition discount currently also may be subject to limitations on the deductibility of interest on indebtedness incurred to purchase or, in certain circumstances, carry such Debt Securities.

DISPOSITION OF DEBT SECURITIES

     In general, and subject to the foregoing discussion of acquisition discount, an original holder of a Debt Security will recognize gain or loss on the sale, redemption, exchange or other disposition of the Debt Security, which gain or loss will be measured by the difference between the amount of cash received (except to the extent attributable to accrued interest) and the holder's tax basis in the Debt Security.

     Pursuant to recently enacted legislation, net capital gain (generally, capital gain in excess of capital loss) recognized by an individual from the sale of a capital asset that has been held for more than 18 months will be subject to tax at a rate not to exceed 20%, capital gain from the sale of an asset held for more than 12 months, but not more than 18 months, will be subject to tax at a rate not to exceed 28%, and capital gain recognized from the sale of a capital asset that has been held for 12 months or less will be subject to tax at ordinary income tax rates. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited. In addition, capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations.

DEFEASANCE OF DEBT SECURITIES

     If Occidental exercises its right to satisfy and discharge its obligations under the Indenture with respect to any series of the Debt Securities prior to its maturity by depositing money or United States government obligations in trust for holders of outstanding Debt Securities of that series, such satisfaction and discharge ("discharge"), under present law, is likely to be treated as a redemption of the Debt Securities of that series prior to maturity in exchange for the property deposited in trust. In such event, and subject to the foregoing discussion of acquisition discount, each holder would generally recognize, at the time of discharge, gain or loss measured by the difference between (i) the sum of (a) the amount of any cash and (b) the fair market value of any property deposited in trust deemed received by the holder (except to the extent attributable to accrued interest) and (ii) the holder's tax basis in the Debt Securities deemed surrendered. Thereafter, each holder would be treated as if it held an undivided interest in the cash (or investments made therewith) and the property held in trust. Each holder would generally be subject to tax liability in respect of interest income and original issue discount, if applicable, thereon and would recognize any gain or loss upon any disposition, including redemption, of the assets held in trust. Although tax might be owed, the holder of a discharged Debt Security would not receive cash (except for current payments of interest on such Debt Security) until the maturity or earlier redemption of such Debt Security. Such tax treatment could affect the purchase price that a holder would receive upon the sale of the Debt Securities.

HOLDERS WHO ARE NON-UNITED STATES HOLDERS

     Under present Federal income and estate tax law, assuming certain certification requirements are satisfied (which, in the case of Registered Securities, includes identification of the beneficial owner of a Debt Security), and subject to the discussion of backup withholding below:

          (i) payments of interest (including any original issue discount) on a Debt Security to any Non-United States Holder will not be subject to Federal income or withholding tax; provided that (a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Occidental entitled to vote, (b) the holder is not (1) a foreign tax-exempt organization or foreign private foundation for Federal income tax purposes, (2) a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business or (3) a controlled foreign corporation that is related to Occidental through stock ownership and (c) such interest payments are not effectively connected with the conduct of a United States trade or business of the holder;

          (ii) a holder of a Debt Security who is a Non-United States Holder will not be subject to Federal income or withholding tax on gain realized on the sale, exchange, retirement or other disposition of such Debt Security, unless (a) such holder is an individual who is present in the United States for 183 days or more during the taxable year and holds such Debt Security as a capital asset, and certain other requirements are met, or (b) the gain is effectively connected with the conduct of a United States trade or business of the holder; and

          (iii) a Debt Security held by an individual, who at the time of death is not a citizen or resident of the United States, will not be subject to Federal estate tax as a result of such individual's death unless (a) the income from the Debt Security is effectively connected with a United States trade or business of the holder or (b) the individual actually or constructively owns 10% or more of the total combined voting power of all classes of stock of Occidental entitled to vote.

OWNER STATEMENT REQUIREMENT

     Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a Debt Security or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that holds a Debt Security on behalf of such owner file a statement with Occidental or its agent to the effect that the beneficial owner is not a U.S. person in order to avoid withholding of United States federal income tax. Under current regulations, this requirement will be satisfied if Occidental or its agent receives (i) a statement (an "Owner's Statement") from the beneficial owner of a Debt Security in which such owner certifies, under penalties of perjury, that such owner is not a U.S. person and provides such owner's name and address, or (ii) a statement from the Financial Institution holding the Debt Security on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner's Statement together with a copy of the Owner's Statement. The beneficial owner must inform Occidental or its agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner's Statement.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Occidental will, where required, report to the holders of the Debt Securities and the Internal Revenue Service the amount of any interest paid or original issue discount accruing on the Debt Securities in each calendar year and the amounts of tax withheld, if any, with respect to such payments.

     Under current United States federal income tax law, a 31% "backup" withholding tax is applied to certain payments made to, and to the proceeds of sales before maturity by, certain U.S. persons if such persons (i) fail to furnish their taxpayer identification numbers which, for an individual, would be his Social Security Number or (ii) in certain circumstances, fail to certify, under penalties of perjury, that they have both furnished a correct taxpayer identification number and not been notified by the Internal Revenue Service that they are subject to backup withholding for failure to report interest payments. Under current regulations, this backup withholding will not apply to payments made by Occidental or a paying agent on a Debt Security if the Owner's Statement is received; provided in each case that the Company or the paying agent, as the case may be, does not have actual knowledge that the payee is a U.S. person.

     Under current regulations, payments of the proceeds of the sale of a Debt Security to or through a foreign office of a "broker" will not be subject to backup withholding but will be subject to information reporting if the broker is a U.S. person, a controlled foreign corporation for United States federal income tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period (a "U.S. Connected Broker"), unless the broker has in its records documentary evidence that the holder of a Debt Security is not a U.S. person and certain conditions are met or the holder of a Debt Security otherwise establishes an exemption. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     On October 7, 1997, the Treasury Department released new Treasury Regulations governing the backup withholding and information reporting requirements described herein. The new regulations generally would not alter the treatment of Non-U.S. Holders who furnish an Owner's Statement to the payor. The new regulations may change certain procedures applicable to the foreign office of a United States broker or foreign brokers with certain types of relationships to the United States. The new regulations are generally effective for payments made after December 31, 1998.

                              PLAN OF DISTRIBUTION

     Occidental may sell Debt Securities to one or more underwriters or dealers for public offering and sale by them or may sell Debt Securities to investors directly or through one or more agents designated from time to time by Occidental. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in an applicable Prospectus Supplement.

     Underwriters or agents may offer and sell the Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Occidental also may offer and sell the Debt Securities in exchange for one or more of its outstanding issues of debt securities. In connection with the sale of Debt Securities, underwriters or agents may be deemed to have received compensation from Occidental in the form of underwriting discounts or commissions and also may receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers of Debt Securities for whom they may act as agent.

     Any compensation paid by Occidental to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with Occidental, to indemnification against, and contribution toward, certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Occidental for certain expenses.

     Underwriters, dealers or agents to or through which Debt Securities may be offered and sold may engage in transactions with, or perform other services for, Occidental and its subsidiaries in the ordinary course of business.

     If so indicated in an applicable Prospectus Supplement, Occidental may authorize underwriters or dealers, acting as Occidental's agents, to solicit offers by certain institutions to purchase Debt Securities from Occidental at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of Occidental. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Debt Securities are being sold to underwriters, Occidental shall have sold to such underwriters the total principal amount of the Debt Securities, less the principal amount thereof covered by Contracts. Underwriters and dealers will have no responsibility in respect of the delivery or performance of Contracts, except to the extent they have entered into a Contract.

     The Debt Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the Debt Securities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the Debt Securities being offered hereby will be passed upon for Occidental by Robert E. Sawyer, Esq., Associate General Counsel of Occidental, and by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Mr. Sawyer beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding common stock of Occidental.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Occidental and its subsidiaries, for the fiscal year ended December 31, 1997, included or incorporated by reference in Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

======================================================
  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OCCIDENTAL OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF OCCIDENTAL SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Occidental Petroleum Corporation......   S-2
Recent Developments...................   S-2
Use of Proceeds.......................   S-4
Capitalization........................   S-5
Business..............................   S-6
Historical Financial Information......  S-16
Pro Forma Financial Information.......  S-19
Description of the Notes..............  S-21
Certain United States Federal Tax
  Considerations......................  S-29
ERISA Considerations Relating to the
  Mandatorily Tendered Notes..........  S-30
Underwriting..........................  S-31
Legal Matters.........................  S-32
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Occidental Petroleum Corporation......     3
Use of Proceeds.......................     3
Ratios of Earnings to Fixed Charges...     3
Description of the Debt Securities....     3
United States Taxation................    11
Plan of Distribution..................    14
Legal Matters.........................    15
Experts...............................    15
============================================

======================================================
                                     (LOGO)

                                   OCCIDENTAL
                                   PETROLEUM
                                  CORPORATION
                                  $900,000,000
                        $250,000,000 6.50% SENIOR NOTES
                               DUE APRIL 1, 2005

                      $200,000,000 7.20% SENIOR DEBENTURES
                               DUE APRIL 1, 2028

                        $450,000,000 6.40% SENIOR NOTES
                               DUE APRIL 1, 2013,
                              MANDATORILY TENDERED
                                ON APRIL 1, 2003
                      ------------------------------------
                             PROSPECTUS SUPPLEMENT
                                 APRIL 2, 1998
                      ------------------------------------
                 Managers for the Offering of the Senior Notes:
                              Joint Lead Managers

J.P. MORGAN & CO.                                            MERRILL LYNCH & CO.
                            ------------------------
BANCAMERICA ROBERTSON STEPHENS
      CHASE SECURITIES INC.
             MORGAN STANLEY DEAN WITTER
                                Managers for the
                  Offering of the Mandatorily Tendered Notes:
                              Joint Lead Managers

MERRILL LYNCH & CO.                                            J.P. MORGAN & CO.
                            ------------------------
BANCAMERICA ROBERTSON STEPHENS
      CHASE SECURITIES INC.
             MORGAN STANLEY DEAN WITTER
======================================================